UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Sun International Hotels Limited
                       -----------------------------------
                                (Name of Issuer)


                   Ordinary Shares, $.001 par value per share
                       -----------------------------------
                         (Title of Class of Securities)


                                    P8797T13
                       -----------------------------------
                                 (CUSIP Number)


                                Charles D. Adamo
                  Executive Vice-President and General Counsel
                        Sun International Hotels Limited
                                  Coral Towers
                            Paradise Island, Bahamas
                                 (242) 363-6017

                       -----------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                  July 3, 2001
                       -----------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 88
                           Exhibit Index on Page 10

CUSIP No. P8797T13
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WORLD LEISURE INVESTMENTS LIMITED
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     O
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC/CO
________________________________________________________________________________

CUSIP No. P8797T13
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WORLD LEISURE INVESTMENTS LIMITED
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     O
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC/CO
________________________________________________________________________________

CUSIP No. P8797T13
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SOLOMON KERZNER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     SOUTH AFRICAN
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SOUTH AFRICAN
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,511,447.6(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,645,794(2)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,511,447.6(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27%(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

------------------------------

   (1) Assuming dissolution of Sun International Investments Limited ("SIIL"), contemplated to occur as soon as practicable, includes 4,495,794 shares to be held of record by World Leisure Investments Limited ("WLI") and 2,865,653.6 shares over which World Leisure Group Limited ("WLG") has sole voting power pursuant to the proxy agreement referred to herein. Such 2,865,653.6 shares consist of: 550,000 shares held by Sun International Inc. ("SII"), 186,915 shares held by Royale Resorts Holdings Limited ("Royale"), 481,031 shares to be held by Rosegrove Limited ("Rosegrove") upon the dissolution of SIIL and 1,647,707.6 shares to be held by Royale Resorts International Limited ("RRIL") upon the dissolution of SIIL. Also includes 150,000 shares held of record by Kerry International Investments Limited ("Kerry"). WLG, WLI and Kerry are controlled by Solomon Kerzner.

   (2) Represents 4,495,794 shares to be held of record by WLI upon the dissolution of SIIL and 150,000 shares held of record by Kerry.

Item 1.   Security and Issuer

          This Statement relates to the ordinary shares, $.001 par value per share (the "Ordinary Shares"), of Sun International Hotels Limited (the "Issuer"), a corporation organized under the laws of the Commonwealth of The Bahamas. The address of the principal executive offices of Sun International Hotels Limited is Coral Towers, Paradise Island, The Bahamas.

Item 2.   Identity and Background

          This statement is filed on behalf of the following entities:

          (i)  World Leisure Investments Limited
               Clarendon House,
               2 Church Street
               Hamilton HM DX
               Bermuda

          WLI, a Bermuda holding company, is a direct wholly owned subsidiary of WLG and an indirect wholly owned subsidiary of The Solomon Kerzner 1998 Revocable Trust (the "Kerzner Trust").

         (ii)  World Leisure Group Limited
               Trident Trust Company Limited
               PO Box 146
               Road Town Tortola
               British Virgin Islands

          WLG, a British Virgin Islands holding company, is an indirect wholly owned subsidiary of the Kerzner Trust.

         (iii) Solomon Kerzner
               Executive Offices, Coral Towers
               Paradise Island
               The Bahamas

          Mr. Kerzner is Chairman & Chief Executive Officer, Sun International Hotels Limited, Coral Towers, Paradise Island, The Bahamas. Mr. Kerzner, a citizen of South Africa, controls the Kerzner Trust.

          None of the reporting entities have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the reporting entities have, during the last five years, been party to a civil proceeding or judicial or administrative body of competent jurisdiction, the result of which has subjected any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pursuant to a Supplemental Agreement dated as of July 3, 2001 (the "Supplemental Agreement") to the Original Shareholders' Agreement governing SIIL, 4,495,794 Ordinary Shares will be acquired by WLI upon the dissolution of SIIL, contemplated to occur as soon as practicable. The Supplemental Agreement is filed as Exhibit A hereto and incorporated herein by reference. Prior to the execution of the Supplemental Agreement, WLI owned approximately 33 1/3% of SIIL. WLI and WLG disclaim any beneficial ownership of the Ordinary Shares to be acquired by WLI because WLI and WLG are controlled by Solomon Kerzner.

          Pursuant to the terms of an Irrevocable Proxy Agreement dated as of July 3, 2001 (the "Proxy Agreement"), which is filed as Exhibit B hereto and incorporated herein by reference, irrevocable proxies to represent and vote an aggregate of 1,217,946 Ordinary Shares were granted to WLG by SII, Royale and Rosegrove in connection with certain reorganization transactions described in the Press Release (as defined below). Also pursuant to the terms of the Proxy Agreement, SIIL has granted to WLG an irrevocable proxy to represent and vote 6,143,501.6 Ordinary Shares, of which 4,495,794 Ordinary Shares will be received by WLI (the "WLG Shares") and 1,647,707.6 Ordinary Shares will be received by RRIL, in each case upon the dissolution of SIIL. Such Ordinary Shares received by WLI and RRIL shall remain subject to the Proxy Agreement after the dissolution. The proxy to vote all such shares, other than the WLG Shares, will terminate upon the disposition of such shares by RRIL, the beneficial owner thereof.

Item 3.   Source of Funds or Other Consideration

          Not applicable.

Item 4.   Purpose of Transaction

          See the press release of the Issuer dated July 3, 2001 (the "Press Release") filed as Exhibit C hereto and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

          (a)  WLI:                      0
               WLG:                      0
               Kerzner:                  7,511,447.6  (27%)(3)

          (b)  WLI:
               Sole Voting Power:        0
               Shared Voting Power:      0
               Sole Dispositive Power:   0
               Shared Dispositive Power: 0

               WLG:
               Sole Voting Power:        0
               Shared Voting Power:      0
               Sole Dispositive Power:   0
               Shared Dispositive Power: 0

               Kerzner:
               Sole Voting Power:        7,511,447.6(3)
               Shared Voting Power:      0
               Sole Dispositive Power:   4,645,794
               Shared Dispositive Power: 0

          (c) No transactions in Ordinary Shares were effected by the persons named in (a) in the past sixty days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in (a).

          (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The voting of an aggregate of 7,361,447.6 Ordinary Shares owned by Rosegrove, SII, Royale and SIIL is governed by the Proxy Agreement.

          Certain ownership rights with respect to the Ordinary Shares, including with respect to disposition and voting, are governed by a Registration Rights and Governance Agreement dated as of July 3, 2001. Such Agreement is filed as Exhibit D hereto and incorporated herein by reference.

Item 7.  To Be Filed as Exhibits

          Exhibit No.   Description
          -----------   -----------

          A. Supplemental Agreement to the Original Shareholders' Agreement relating to Sun International Investments Limited dated October 1993 and the Rosegrove Stockholders Agreement dated May 1994 among Kersaf Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Mangalitsa Limited and Hog Island Holdings Limited.

-----------------

   3 Assuming dissolution of SIIL, includes 2,865,653.6 Ordinary Shares over which WLG has sole voting power pursuant to the Proxy Agreement. Such 2,865,653.6 Ordinary Shares consist of: 550,000 shares held by SII, 186,915 shares held by Royale, 481,031 shares to be held by Rosegrove upon the dissolution of SIIL and 1,647,707.6 shares to be held by RRIL upon the dissolution of SIIL. Also includes 4,495,794 Ordinary Shares to be held of record by WLI and 150,000 Ordinary Shares held of record by Kerry. WLG, WLI and Kerry are controlled by Solomon Kerzner.

          B. Irrevocable Proxy Agreement among Sun International Hotels Limited, Kersaf Investments Limited, Caledonia Investments plc, Sun International Investments Limited, World Leisure Group Limited, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

          C. Press Release dated July 3, 2001, of Sun International Hotels Limited.


          D. Registration Rights and Governance Agreement among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

                                                                      APPENDIX A

                         Directors & Executive Officers
                            of the Reporting Persons
                            ------------------------



                        WORLD LEISURE INVESTMENTS LIMITED
                        ---------------------------------


NAME/TITLE                BUSINESS ADDRESS                       CITIZENSHIP
----------                -------- -------                       -----------

Solomon Kerzner           Executive Offices                      South African
Director                  Coral Towers
                          Paradise Island, The Bahamas

Howard B. Kerzner         Executive Offices                      South African
Director                  Coral Towers
                          Paradise Island, The Bahamas



                          WORLD LEISURE GROUP LIMITED
                          ---------------------------


NAME/TITLE                BUSINESS ADDRESS                       CITIZENSHIP
----------                -------- -------                       -----------

Solomon Kerzner           Executive Offices                      South African
Director                  Coral Towers
                          Paradise Island, The Bahamas

Howard B. Kerzner         Executive Offices                      South African
Director                  Coral Towers
                          Paradise Island, The Bahamas

                                  Signatures

          After reasonable inquiry and to the best of knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    July 11, 2001                     WORLD LEISURE GROUP LIMITED

                                             by /s/ Charles D. Adamo
                                                -------------------------------
                                                Name:  Charles D. Adamo
                                                Title: Authorized Signatory


                                             WORLD LEISURE INVESTMENTS LIMITED

                                             by /s/ Charles D. Adamo
                                                -------------------------------
                                                Name:  Charles D. Adamo
                                                Title: Authorized Signatory

                                             /s/ Solomon Kerzner
                                             ----------------------------------
                                                  Solomon Kerzner

                                  EXHIBIT INDEX


Exhibit No.   Description                                                  Page

A             Supplemental Agreement to the Original                         11
              Shareholders' Agreement relating to Sun International
              Investments Limited dated October 1993 and the Rosegrove Stockholders Agreement dated May 1994 among Kersaf
              Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Managalitsa Limited and Hog Island Holdings Limited.

B.            Irrevocable Proxy Agreement among Sun International            33
              Hotels Limited, Kersaf Investments Limited,
              Caledonia Investments plc, Sun International
              Investments Limited, World Leisure Group Limited,
              Mangalitsa Limited, Cement Merchants SA, Rosegrove
              Limited, Royale Resorts Holdings Limited and Sun
              International Inc.

C.            Press Release dated July 3, 2001, of Sun International         41
              Hotels Limited.


D.            Registration Rights and Governance Agreement                   43
              among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale
              Resorts Holdings Limited and Sun International Inc.

                                                                       EXHIBIT A


Private & Confidential
WITHOUT PREJUDICE
FOR SETTLEMENT PURPOSES ONLY
SUBJECT TO CONTRACT


                               Dated July 3, 2001

                         KERSAF INVESTMENTS LIMITED          (1)
                           SUN INTERNATIONAL INC.            (2)
                          SUN HOTELS INTERNATIONAL           (3)
                       ROYALE RESORTS HOLDINGS LIMITED       (4)
                      WORLD LEISURE INVESTMENTS LIMITED      (5)
                             SUN HOTELS LIMITED              (6)
                         WORLD LEISURE GROUP LIMITED         (7)
                    ROYALE RESORTS INTERNATIONAL LIMITED     (8)
                          CALEDONIA INVESTMENTS PLC          (9)
                              SOLOMON KERZNER               (10)
                    SUN INTERNATIONAL MANAGEMENT LIMITED    (11)
                             ROSEGROVE LIMITED              (12)
                   SUN INTERNATIONAL INVESTMENTS LIMITED    (13)
                            MANGALITSA LIMITED              (14)
                                       and
                        HOG ISLAND HOLDINGS LIMITED         (15)


                             SUPPLEMENTAL AGREEMENT
                                 to the ORIGINAL
                             SHAREHOLDERS' AGREEMENT
                  and to the ROSEGROVE SHAREHOLDERS' AGREEMENT
                       (each as defined in this Agreement)

                                    Contents

Clause                                                                     Page


1 Definitions and interpretation..............................................4

2 Business of the Company and at Rosegrave....................................5

3 Termination of the Original Shareholders Agreement and the
  Rosegrove Shareholders Agreement............................................6

4 Winding-up and Dissolution of the Company and Rosegrove.....................7

5 Dealings with and transfers of shares.......................................9

6 Rights to information.......................................................9

7 Parties bound..............................................................10

8 Assignability..............................................................11

9 Not a partnership..........................................................11

10 This Agreement to prevail.................................................11

11 Remedies to be cumulative.................................................12

12 Further assurance.........................................................12

13 Announcements.............................................................12

14 Costs.....................................................................12

15 Entire agreement..........................................................12

16 Miscellaneous.............................................................12

17 Notices...................................................................14

18 Choice of law, submission to jurisdiction and address for service.........19

THIS AGREEMENT is dated July 3, 2001 and is made BETWEEN:

(1) KERSAF INVESTMENTS LIMITED ("(a company incorporated under the laws of the Republic of South Africa) whose registered office is at 3 Sandown Valley Crescent, Sandown, Sandton, Republic of South Africa ("Kersaf");

(2) SUN INTERNATIONAL INC. (a company incorporated under the laws of the Republic of Panama) whose principal office is at c/o Franco & Franco, Edificio Eastern, Avenue Federico Boyd, Piso no. 12 (Penthouse), Panama 5, Republic of Panama ("SII");

(3) SUN HOTELS INTERNATIONAL (an unlimited company incorporated under the laws of England) whose registered office is at 35 St. Thomas Street, London SE1 9SN ("SHIL");

(4) ROYALE RESORTS HOLDINGS LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("RRHL");

(5) WORLD LEISURE INVESTMENTS LIMITED (formerly Royale Resorts Limited) (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("WLI");

(6) SUN HOTELS LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("Sun Hotels");

(7) WORLD LEISURE GROUP LIMITED (a company incorporated under the laws of the British Virgin Islands) whose registered office is at c/o Trident Trust Company Limited, P.O. Box 146, Road Town, Tortola, British Virgin Islands ("WLG");

(8) ROYALE RESORTS INTERNATIONAL LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("RRIL");

(9) CALEDONIA INVESTMENTS PLC (a company incorporated under the laws of England) whose registered office is at Cayzer House, 1 Thomas More Street, London E1W 1YB ("CI");

(10) SOLOMON KERZNER of Ibstone House, Ibstone, Nr. High Wycombe,
     Buckinghamshire HP14 3YA ("SK");

(11) SUN INTERNATIONAL MANAGEMENT LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("SIMLA");


                                       2

(12) ROSEGROVE LIMITED (a company incorporated under the laws of the British Virgin Islands) whose registered office is at c/o Codan Trust Company
     (BVI) Ltd, Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands ("Rosegrove");

(13) SUN INTERNATIONAL INVESTMENTS LIMITED (a company incorporated under the laws of the British Virgin Islands) whose registered office is at c/o Trident Trust Company Limited, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the "Company" or "SIIL");

(14) MANGALITSA LIMITED (a company incorporated under the laws of the Bahamas) whose registered address is Sandringham House, 83 Shirley Street, PO Box N3247, Nassau, Bahamas ("Mangalitsa"); and

(15) HOG ISLAND HOLDINGS LIMITED (a company incorporated under the laws of Bermuda) whose registered address is 41 Cedar Avenue, Hamilton, HM12, Bermuda ("Hog Island Holdings").

WHEREAS:

(A) The parties hereto (other than Mangalitsa and Hog Island Holdings) are parties to the Original Shareholders' Agreement recording, inter alia, the agreement of the parties thereto (other than the Company) in relation to the operation and management of the Company and its subsidiaries and investments, including SIHL, and the relationship between the shareholders of the Company.

(B) CI, Hog Island Holdings, RRHL, RRIL, Mangalitsa and Rosegrove are parties to the Rosegrove Shareholders' Agreement recording, inter alia, the agreement of the parties thereto (other than Rosegrove) in relation to the operation and management of Rosegrove and the relationship between the shareholders of Rosegrove.

(C) The Parties wish to procure the Winding-up and Dissolution of the Company and Rosegrove.

(D) This Agreement sets forth the agreements of the Parties with respect to the Winding-up and Dissolution of the Company and Rosegrove; this Agreement is supplemental to the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement (to the extent expressly provided herein) and is entered into to make certain variations and amendments to the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement.

NOW IT IS HEREBY AGREED as follows:

                                       3
                                                                       Page 14

1    Definitions and interpretation

1.1 Save as defined herein words and expressions defined in the Original Shareholders' Agreement shall have the same meanings where used herein.

1.2  In this Agreement and the Recitals unless the context otherwise requires:

1.2.1     the following expressions have the following meanings:

          "Act" means The International Business Companies Ordinance, 1984 of the British Virgin Islands;

          "Articles" means the Articles of Association of the Company as altered from time to time;

          "Continuing Agreements" means the Omnibus Agreement and the Registration Rights and Governance Agreement and which are in the agreed form, each entered into of even date herewith, together with all the documents which are or are required by such agreements to be entered into by the Parties or any of them;

          "Original Shareholders' Agreement" means the agreement between the parties hereto (other than Mangalitsa and Hog Island Holdings) dated 11 October 1993 referred to in Recital A;

          "Parties" means the parties to this Agreement;

          "Rosegrove Shareholders" means the holders of shares in Rosegrove, the current such holders being RRIL and Mangalitsa (as to 50% each);

          "Rosegrove Shareholders' Agreement" means the agreement relating to Rosegrove entered into between CI, Hog Island Holdings, RRHL, RRIL, Rosegrove, and Mangalitsa as read together with the supplemental deed thereto, entered into on 3 May 1994;

          "Shares" means shares in the capital of the Company;

          "Shareholders' Agreement Termination Date" means the date on which articles of dissolution (or the equivalent) in respect of the winding-up and dissolution of the relevant company are submitted to the Registrar of Companies of the British Virgin Islands in accordance with the Act or such other date on which the winding-up and dissolution of the relevant company commences in accordance with section 94(5) of the Act and "SIIL Shareholders' Agreement Termination Date" and "Rosegrove Shareholders' Agreement Termination Date" shall be construed accordingly;

                                       4

          "SIIL Shareholders" means the holders of Shares from time to time, the current such holders being WLI and Rosegrove (as to 1/3 and 2/3 respectively);

          "SIHL" means Sun International Hotels Limited, a company incorporated in the Bahamas, whose registered office is at Coral Towers, Paradise Island, The Bahamas;

          "SIHL Shares" means shares in the capital of SIHL;

          "Winding-up and Dissolution" means the winding-up and dissolution of the relevant company in accordance with the Act;

1.2.2 any document expressed to be "in the agreed form" means a document in a form approved by the Parties (and for the purpose of identification signed by or on behalf of the Parties), subject to such amendments as may be agreed by the Parties;

1.2.3     references:

          (a) to clauses are, unless otherwise stated, to clauses of this Agreement;

          (b) to statutory provisions shall be construed as references to those provisions as respectively replaced, amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provisions of which they are re-enactments (whether with or without modification) and any subordinate legislation made under such provisions;

          (c) to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, Court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

1.2.4 words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include bodies corporate or unincorporated;

1.2.5 the headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2         Business of the Company and of Rosegrove

2.1 From the date hereof up to and including the SIIL Shareholders' Agreement Termination Date, the business of the Company shall be to act as a holding or parent company in respect of the holding of the Company in SIHL, and the Parties shall (to the extent they are respectively able) procure that the Company shall be wound-up and dissolved as soon as practicable and accordingly that the Company shall not trade or conduct any

                                       5
                                                                       Page 16
          business and shall not incur any liabilities nor acquire or dispose of any assets other than pursuant to the Winding-up and Dissolution of the Company.

2.2 From the date hereof up to and including the date of the SIIL Shareholders' Agreement Termination Date and without prejudice to the provisions of clauses 4.1 to 4.3 (inclusive), the SIIL Shareholders agree that a decision relating to the Company concerning any matter whatsoever (other than as envisaged by this Agreement) shall only be taken (whether in a meeting of the members of the Company or otherwise) with the prior approval by unanimous written resolution of the Board of the Company or by unanimous resolution of the Board of the Company at a meeting of the Board of the Company at which a quorum is present pursuant to clause 13.10 of the Original Shareholders' Agreement (excluding the operation of clause 13.12 of the Original Shareholders' Agreement).

2.3 From the date hereof up to and including the Rosegrove Shareholders' Agreement Termination Date, the business of Rosegrove shall be to act as a holding or parent company in respect of the holding of Rosegrove in the Company, and the Parties shall (to the extent they are respectively able) procure that Rosegrove shall be wound-up and dissolved as soon as practicable and accordingly that Rosegrove shall not trade or conduct any business and shall not incur any liabilities nor acquire or dispose of any assets other than pursuant to the Winding-up and Dissolution of Rosegrove.

2.4 From the date hereof up to and including the date of the Rosegrove Shareholders' Agreement Termination Date and without prejudice to the provisions of clauses 4.1 to 4.3 (inclusive), the Rosegrove Shareholders agree that a decision relating to Rosegrove concerning any matter whatsoever (other than as envisaged by this Agreement) shall only be taken (whether in a meeting of the members of Rosegrove or otherwise) with the prior approval by unanimous written resolution of the Board of Rosegrove or by unanimous resolution of the Board of Rosegrove at a meeting of the Board of Rosegrove at which a quorum is present pursuant to clause 3.10 of the Rosegrove Shareholders' Agreement (excluding the operation of clause 3.12 of the Rosegrove Shareholders' Agreement).

3 Termination of the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement

3.1 The Parties hereby agree and acknowledge that the provisions of clause 10 of the Original Shareholders' Agreement shall terminate on the date hereof when the Omnibus Agreement in the agreed form becomes effective and that the Original Shareholders' Agreement shall terminate on the SIIL Shareholders' Agreement Termination Date (without prejudice to the provisions of clause 3.6 of the Original Shareholders' Agreement which shall continue in full force and effect as referred to in the Omnibus Agreement, those provisions of clause 23 of the Original Shareholders' Agreement which are

                                       6
                                                                       Page 17
          expressed to survive termination, the provisions of this Agreement and the provisions of the Continuing Agreements).

3.2 The Parties hereby agree and acknowledge that the Rosegrove Shareholders' Agreement shall terminate on the Rosegrove Shareholders' Agreement Termination Date (without prejudice to those provisions of clause 11 of the Rosegrove Shareholders' Agreement which are expressed to survive termination, the provisions of this Agreement and the provisions of the Continuing Agreements).

4         Winding-up and Dissolution of the Company and Rosegrove

4.1 WLG, CI, Mangalitsa, Hog Island Holdings, Kersaf, RRHL and Rosegrove shall procure (to the extent they are respectively able) that:

4.1.1 as soon as practicable after the date hereof and in any event no later than 13 July 2001 each of the Company and Rosegrove shall voluntarily commence to wind up and dissolve on a solvent basis by a resolution of the SIIL Shareholders or (as the case may be) the Rosegrove Shareholders or otherwise as required by the Act;

4.1.2 immediately thereafter the board of directors of each of the Company and Rosegrove shall authorise PricewaterhouseCoopers as liquidator and approve a plan of dissolution containing information as provided for in section 94 of the Act (including that the relevant company is, and will continue to be, able to discharge or pay or provide for the payment of all claims, debts, liabilities and obligations in full in compliance with such section 94);

4.1.3 immediately thereafter the SIIL Shareholders or (as the case may be) the Rosegrove Shareholders shall approve such plan of dissolution;

4.1.4 immediately thereafter articles of dissolution shall be executed by the Company or (as the case may be) Rosegrove and submitted to the Registrar of Companies in the British Virgin Islands; and

4.1.5 the Company and Rosegrove and their respective boards of directors shall generally do or procure the doing of and/or authorise all such acts, deeds and things and take all other steps as may be necessary or desirable to authorise, implement and complete the Winding-up and Dissolution of each of the Company and Rosegrove in accordance with the provisions of this clause and the Act.

4.2 Without prejudice to clause 4.1, WLG, CI, Mangalitsa, Hog Island Holdings, Kersaf, RRHL and Rosegrove shall procure (to the extent they are respectively able, including by entering into appropriate and customary agreements with the liquidator) that as a result of the Winding-up and Dissolution of the Company and Rosegrove:

                                       7
                                                                       Page 18

4.2.1 as soon as practicable after the date hereof the 13,487,380 SIHL Shares held by the Company shall be distributed (as a result of the Winding-up and Dissolution of the Company) to the SIIL Shareholders:

          (a)  as to 1/3 to WLI (being 4,495,794 SIHL Shares); and

          (b)  as to 2/3 to Rosegrove (being 8,991,586 SIHL Shares);

4.2.2     immediately following the distributions made pursuant to clause
          4.2.1 above, the SIHL Shares held by Rosegrove shall be distributed (as a result of the Winding-up and Dissolution of Rosegrove) to the Rosegrove Shareholders (being the 8,991,586 Shares distributed in accordance with clause 4.2.1 above together with the 2,625,000 Shares held directly by Rosegrove):

          (a)  as to 1/2to RRIL (being 5,808,293 SIHL Shares); and

          (b)  as to 1/2to Mangalitsa (being 5,808,293 SIHL Shares),

          and such parties shall procure (to the extent they are respectively able) that such distributions shall take place (and shall only take place) as nearly as possible at the same time so that the distributions referred to in clause 4.2.1 shall only be made if the distributions referred to in clause 4.2.2 will be made immediately thereafter.

4.3 Each of the parties referred to in clause 4.1 hereby undertakes to procure that any person it may have nominated to be a director of the Company or (as the case may be) Rosegrove will (to the extent that person is able) procure the passing of, and in any event vote in favour of, any resolution of the board of the Company or (as the case may be) Rosegrove necessary or desirable to enable the provisions of this clause 4 to be implemented and completed.

4.4 The Parties further undertake that they shall (so far as within his/their power to do so) do all they reasonably can to achieve completion of the Winding-up and Dissolution of each of the Company and Rosegrove as soon as practicable following the date hereof and in any event no later than 17 August 2001.

4.5 Each of the SIIL Shareholders hereby undertakes that it shall (so far as within its power to do so) do all it reasonably can to achieve the implementation and completion of the Winding-up and Dissolution of the Company on a solvent basis and each of the Rosegrove Shareholders hereby undertakes that it shall (so far as within its power to do so) do all it reasonably can to achieve the implementation and completion of the Winding-up and Dissolution of Rosegrove on a solvent basis. Accordingly:

                                       8
                                                                       Page 19

          (a) each of WLI, RRIL and Mangalitsa agrees to contribute (or procure the contribution of) such monies or funds to the Company as may be necessary to ensure that all claims, debts, liabilities and obligations of the Company are discharged, paid and settled in full. Any such contribution shall be made as to 1/3 by each of WLI, RRIL and Mangalitsa (and WLG, Kersaf and CI unconditionally and irrevocably agree to procure that WLI, RRIL and Mangalitsa respectively comply with their respective obligations under this clause); and

          (b) each of RRIL and Mangalitsa agrees to contribute (or procure the contribution of) such monies or funds to Rosegrove as may be necessary to ensure that all claims, debts, liabilities and obligations of Rosegrove are discharged, paid and settled in full. Any such contribution shall be made as to 50% by each of RRIL and Mangalitsa (and Kersaf and CI unconditionally and irrevocably agree to procure that RRIL and Mangalitsa respectively comply with their respective obligations under this clause).

5         Dealings with and transfers of shares

5.1 WLG and Rosegrove hereby undertake to each other that they will not, prior to the SIIL Shareholders' Agreement Termination Date, do or enter into any arrangement to do any of the things referred to in sub-clauses (a) to (d) (inclusive) of clause 20.1 of the Original Shareholders' Agreement without the prior written consent of the other (and accordingly the operation of clauses 20.2 to 20.15 (inclusive) of the Original Shareholders' Agreement shall be excluded).

5.2 The Rosegrove Shareholders hereby undertake to each other that they will not, prior to the Rosegrove Shareholders' Agreement Termination Date, do or enter into any arrangement to do any of the things referred to in sub-clauses (a) to (d) (inclusive) of clause 7.1 of the Rosegrove Shareholders' Agreement without the prior written consent of the others (and accordingly the operation of clauses 7.2 to 7.13 (inclusive) of the Rosegrove Shareholders' Agreement shall be excluded).

6         Rights to information

6.1 Following the SIIL Shareholders' Agreement Termination Date the Parties shall procure (to the extent they are respectively able) that there shall be made available to any Party to the Original Shareholders' Agreement such books and records of the Company relating to the periods or parts thereof ending on or prior to the SIIL Shareholders' Agreement Termination Date (or the winding up of the Company) for inspection by such Party or its duly authorised representatives as that Party may reasonably request. Any such Party shall be entitled at its expense to make copies or extracts from any such books and records as it may reasonably require.

                                       9
                                                                       Page 20

6.2 Following the Rosegrove Shareholders' Agreement Termination Date the Parties shall procure (to the extent they are respectively able) that there shall be made available to any Party to the Rosegrove Shareholders' Agreement such books and records of Rosegrove relating to the periods or parts thereof ending on or prior to the Rosegrove Shareholders' Agreement Termination Date (or the winding up of Rosegrove) for inspection by such Party or its duly authorised representatives as that Party may reasonably request. Any such Party shall be entitled at its expense to make copies or extracts from any such books and records as it may reasonably require.

7         Parties bound

7.1 To the extent lawful, the Company undertakes with each of the other Parties to be bound by and comply with the terms and conditions of this Agreement insofar as the same relate to the Company and to act in all respects as contemplated by this Agreement.

7.2 To the extent lawful, Rosegrove undertakes with each of the other Parties to be bound by and comply with the terms and conditions of this Agreement as the same relate to Rosegrove and to act in all respects as contemplated by this Agreement.

7.3 The SIIL Shareholders undertake with each other to exercise their powers in relation to the Company so as to ensure that the Company (including for this purpose its subsidiaries and subsidiary undertakings) fully and promptly observes, performs and complies with its obligations under this Agreement and to exercise their rights (as shareholders or otherwise) in a manner consistent with this Agreement.

7.4 The Rosegrove Shareholders undertake with each other to exercise their powers in relation to Rosegrove so as to ensure that Rosegrove (including for this purpose its subsidiaries and subsidiary undertakings) fully and promptly observes, performs and complies with its obligations under this Agreement and to exercise their rights (as shareholders or otherwise) in a manner consistent with this Agreement.

7.5 Each SIIL Shareholder undertakes with each other SIIL Shareholder that while it remains a party to this Agreement it will not (except as expressly provided for in this Agreement) agree to cast any of the voting rights exercisable in respect of any of the Shares held by it in accordance with the directions, or subject to the consent of, any other person (including another SIIL Shareholder).

7.6 Each Rosegrove Shareholder undertakes with each other Rosegrove Shareholder that while it remains a party to this Agreement it will not (except as expressly provided for in this Agreement) agree to cast any of the voting rights exercisable in respect of any of the shares in Rosegrove held by it in accordance with the directions, or subject to the consent of, any other person.

                                      10

8         Assignability

8.1 This Agreement shall be binding on and shall ensure for the benefit of each Party's successors and assigns and personal representatives (as the case may be).

8.2 None of the Parties may, without the written consent of the others, assign any of their respective rights or obligations under this Agreement.

9         Not a partnership

          Nothing in this Agreement shall create a partnership or establish a relationship of principal and agent or any other fiduciary relationship between or among any of the Parties.

10        This Agreement to prevail

10.1 In the event of any conflict, ambiguity or discrepancy between the provisions of this Agreement and the Articles, the SIIL Shareholders shall join in procuring that the Articles are altered to accord with the provisions of this Agreement, which shall as between the Parties prevail.

10.2 In the event of any conflict, ambiguity or discrepancy between the provisions of this Agreement and the articles of association of Rosegrove or any agreement or arrangement between the Rosegrove Shareholders or by which they are bound, the Rosegrove Shareholders shall join in procuring that the articles of association of Rosegrove and/or any such agreement or arrangement are altered to accord with the provisions of this Agreement, which shall as between the Parties prevail.

10.3      Each of the SIIL Shareholders agrees with the others that it will:

10.3.1 exercise all voting and other rights and powers vested in or available to them respectively to procure the convening of all meetings, the passing of all resolutions and the taking of all steps necessary or desirable to give effect to this Agreement;

10.3.2 not exercise any rights conferred on it by the Articles which are or may be inconsistent with its rights or obligations under this Agreement.

10.4 Each of the Rosegrove Shareholders agrees with the others that it will:

10.4.1 exercise all voting and other rights and powers vested in or available to them respectively to procure the convening of all meetings, the passing of all resolutions and the taking of all steps necessary or desirable to give effect to this Agreement;

10.4.2 not exercise any rights conferred on it by the articles of association of Rosegrove which are or may be inconsistent with its rights or obligations under this Agreement.

                                      11
                                                                       Page 22

11        Remedies to be cumulative

          No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy available at law, in equity, by statute or otherwise. Each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election by any party to pursue one or more of such remedies shall not constitute a waiver by such party of the right to pursue any other available remedy.

12        Further assurance

          Each of the Parties shall, and shall use their respective reasonable endeavours to procure that any necessary third parties shall, execute and deliver to the other Parties such other instruments and documents and take such other action as may be required to carry out, evidence and confirm the provisions of this Agreement.

13        Announcements

          Subject as required by law or by any relevant stock exchange or by any relevant national or supra-national regulatory authorities, all announcements and circulars by or on behalf of any of the Parties and relating to the subject matter of this Agreement shall be in terms to be agreed between the Parties in advance of issue.

14        Costs

          Each of the parties shall be responsible for their respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement.

15        Entire agreement

15.1 This Agreement and the agreements referred to in this Agreement, including (for the avoidance of doubt) the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement, sets forth the entire agreement and understanding between the Parties or any of them in connection with the Company and the arrangements described herein.

15.2 No purported variation of this Agreement shall be effective unless made in writing between all the Parties.

16        Miscellaneous

16.1 If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected.

                                      12
                                                                       Page 23

16.2 A Party's failure to insist on strict performance of any provision of this Agreement shall not be deemed to be a waiver thereof or of any right or remedy for breach of a like or different nature. Subject as aforesaid, no waiver shall be effective unless specifically made in writing and signed by a duly authorised officer of the Shareholder granting such waiver.

16.3 This Agreement may be entered into in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

16.4 A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available other than under that Act.

16.5      Each Party represents and warrants, and undertakes that:

16.5.1 it has the requisite power under its constitutional documentation to execute, deliver and perform its obligations under this Agreement;

16.5.2 the execution and delivery of, and the performance of the obligations of such Party under, this Agreement have been duly authorised by all necessary corporate action on the part of such Party whether under its articles of association (or the equivalent) or otherwise;

16.5.3 this Agreement constitutes, and any other documents executed by such Party which are to be delivered pursuant to this Agreement will, when executed, constitute legal, valid and binding obligations of such Party enforceable in accordance with their respective terms;

16.5.4 the execution and delivery of, and the performance by such Party of its obligations under, and compliance with the provisions of, this Agreement by such Party will not:

          (a) result in a violation of any provision of the memorandum or articles of association (or the equivalent) of such Party; or

          (b) result in a breach of, or constitute a default under, any instrument to which such Party is a party or by which such Party is bound; or

          (c) result in a violation of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court or governmental agency or agreement to which such Party is a party or by which such Party is bound; and

16.5.5 no consent, authorisation, licence or approval of such Party's shareholders or of any governmental, administrative, judicial or regulatory body, authority or organisation is

                                      13
          required to authorise the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement or the performance by such Party of its obligations under this Agreement.

17        Notices

17.1 Any notice or other document to be given under this Agreement shall be in writing and shall be deemed duly given:

17.1.1 if delivered by hand or sent by facsimile transmission to the respective addresses shown below:

          (a)  KERSAF INVESTMENTS LIMITED

               3 Sandown Valley Crescent, Sandown, Sandton, Republic of South Africa

               attention: The Company Secretary

               fax: 002 711 783 7446

               with a copy to:

               c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

               attention: The Company Secretary

               fax: 01491 576526

           (b) SUN INTERNATIONAL INC.

               c/o Franco & Franco, Torro Universal, Avenue Federico Boyd, Piso no. 12 (Penthouse), Panama 5, Republic of Panama

               attention: Mr. R.R. Franco

               fax: +507 263 8051

               with a copy to:

               c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

               attention: The Company Secretary

               fax: 01491 576526

           (c) SUN HOTELS INTERNATIONAL

               35 St. Thomas Street, London  SE1 9SN

               attention: The Company Secretary

               fax: 020 7378 0647

                                      14
                                                                       Page 25
                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax: 01491 576526

            (d) ROYALE RESORTS HOLDINGS LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: P. F. Robinson

                fax: 0101 809 2 924720

                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax: 01491 576526

            (e) WORLD LEISURE INVESTMENTS LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax: 001 809 2 924 720

                with a copy to:

                c/o Norton Rose, Kempson House, Camomile Street, London EC3A 7AN England

                attention: Christopher Pearson

                fax: 0207 283 6500

            (f) SUN HOTELS LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax: 001 441 2 924 720

                                      15
                                                                       Page 26
                with a copy to:

                c/o Norton Rose, Kempson House, Camomile Street, London EC3A 7AN England

                attention: Christopher Pearson

                fax: 0207 283 6500

            (g) WORLD LEISURE GROUP LIMITED

                c/o Trident Trust Company Limited, PO Box 146, Road Town, Tortola, British Virgin Islands

                attention: The Company Secretary

                fax: 001 284 494 3754

                with a copy to:

                c/o Norton Rose, Kempson House, Camomile Street, London EC3A 7AN England

                attention: Christopher Pearson

                fax: 0207 283 6500

            (h) ROYALE RESORTS INTERNATIONAL LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax: 001 809 2 924720

                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax: 01491 576526

            (i) CALEDONIA INVESTMENTS PLC

                Cayzer House, 1 Thomas More Street, London E1W 1YB

                attention: The Company Secretary

                fax: 020 7488 0896

                                      16
                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax: 0207 832 7001

            (j) SOLOMON KERZNER

                Ibstone House, Ibstone, Nr. High Wycombe, Buckinghamshire, HP14 3YA

                attention: Solomon Kerzner

                fax: 01491 638807

                with a copy to:

                c/o Norton Rose, Kempson House, Camomile Street, London EC3A 7AN England

                attention: Christopher Pearson

                fax: 0207 283 6500

            (k) SUN INTERNATIONAL MANAGEMENT LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax: 00 44 1784 6154

                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax: 01491 576526

            (l) ROSEGROVE LIMITED

                c/o Codan Trust Company (BVI) Limited, Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

                attention: Codan Management (BVI) Limited

                fax: 001 284 494 4929

                                      17
                                                                       Page 28
                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax: 0207 832 7001

            (m) SUN INTERNATIONAL INVESTMENTS LIMITED

                c/o Trident Trust Company Limited, PO Box 146, Road Town, Tortola, British Virgin Islands

                attention: The Company Secretary

                fax: 001 284 494 3754

                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax: 01491 576526

            (n) MANGALITSA LIMITED

                Sandringham House, 83 Shirley Street, PO Box N3247, Nassau, Bahamas

                attention: Surinder Deal

                fax: 001 242 328 6919

                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax: 0207 832 7001

            (o) HOG ISLAND HOLDINGS LIMITED

                41 Cedar Avenue, Hamilton, PO Box 1179, Bermuda

                attention: James Keyes

                fax: 001 441 292 8666

                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax: 0207 832 7001

                                      18
                                                                        Pae 29
          or to such other address and/or number as any such Party may by notice to all other Parties hereto expressly substitute therefor.

17.2 In proving the giving of a notice it shall be sufficient to prove that the notice was left or that the applicable means of telecommunications was properly addressed and despatched (as the case may be) and such notice shall be deemed to have been received:

17.2.1 if delivered by hand during normal business hours, at the time of delivery; or

17.2.2 if sent by facsimile during the normal business hours of the addressee, on the date of successful transmission thereof.

18        Choice of law, submission to jurisdiction and address for service

18.1 This Agreement shall be governed by and interpreted in accordance with English law.

18.2 The Parties hereby irrevocably submit to the non-exclusive jurisdiction of the High Court of Justice in England, and this Agreement may be enforced in any court of competent jurisdiction.

18.3 Each Party shall at all times maintain an agent for service of process in England and:

18.3.1 WLI, Sun Hotels, WLG, SK and SIIL hereby irrevocably authorises and appoints Sun International Management (UK) Limited ("SIMLC") (or such other person resident in England, as such Party may as regards itself by notice to all other Parties substitute) to accept service of all legal process arising out of or connected with this Agreement and service on SIMLC (or such substitute) shall be deemed to be service on the Party concerned;

18.3.2 Kersaf, RRHL, SIMLA, SII, SHIL and RRIL hereby irrevocably authorises and appoints Berwin Leighton Paisner (or such other person resident in England, as such Party may as regards itself by notice to all other Parties substitute) to accept service of all legal process arising out of or connected with this Agreement and service on Berwin Leighton Paisner (or such substitute) shall be deemed to be service on the Party concerned; and

18.3.3 CI, Rosegrove, Mangalitsa and Hog Island Holdings hereby irrevocably authorises and appoints Freshfields Bruckhaus Deringer (marked for the attention of the Departmental Managing Partner, Litigation Ref:
          RHCC) (or such other person resident in England, as such Party may as regards itself by notice to all other Parties substitute) to accept service of all legal process arising out of or connected with this Agreement and service on Freshfields Bruckhaus Deringer (or such substitute) shall be deemed to be service on the Party concerned.

                                      19
                                                                       Page 30

IN WITNESS whereof this Agreement has been entered into as a Deed the day and year first above written


EXECUTED as a DEED by                )      ....................................
KERSAF INVESTMENTS LIMITED           )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
SUN INTERNATIONAL INC.               )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
SUN HOTELS INTERNATIONAL             )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
ROYALE RESORTS HOLDINGS LIMITED      )      Director
in the presence of:                  )
                                            ....................................
                                            Director

EXECUTED as a DEED by                )      ....................................
WORLD LEISURE INVESTMENTS LIMITED    )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
SUN HOTELS LIMITED                   )      Director
in the presence of:                  )
                                            ....................................
                                            Director

EXECUTED as a DEED by                )      ....................................
WORLD LEISURE GROUP LIMITED          )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
ROYALE RESORTS INTERNATIONAL LIMITED )      Director
in the presence of:                  )
                                            ....................................
                                            Director

                                      20
                                                                       Page 31

EXECUTED as a DEED by                )      ....................................
CALEDONIA INVESTMENTS PLC            )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )
SOLOMON KERNER                       )
in the presence of:                  )      ....................................





EXECUTED as a DEED by                )      ....................................
SUN INTERNATIONAL MANAGEMENT         )      Director
LIMITED                              )
in the presence of:                         ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
ROSEGROVE LIMITED                    )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
SUN INTERNATIONAL INVESTMENTS        )      Director
LIMITED                              )
in the presence of:                         ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
MANGALITSA LIMITED                   )      Director
in the presence of:                  )
                                            ....................................
                                            Director


EXECUTED as a DEED by                )      ....................................
HOG ISLAND HOLDINGS                  )      Director
LIMITED                              )
in the presence of:                         ....................................
                                            Director

                                      21

                                                                     EXHIBIT B

                          IRREVOCABLE PROXY AGREEMENT



          PROXY AGREEMENT (this "Agreement"), dated as of July 3, 2001, by and among Sun International Hotels Limited, a company incorporated under the laws of The Bahamas (the "Company"), Sun International Investments Limited, a company incorporated under the laws of the British Virgin Islands ("SIIL"), World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands ("WLG"), Kersaf Investments Limited, a company incorporated under the laws of the Republic of South Africa ("Kersaf"), Caledonia Investments PLC, a company incorporated under the laws of England ("Caledonia"), Mangalitsa Limited, a company incorporated under the laws of The Bahamas ("Mangalitsa"), Cement Merchants SA, a company incorporated under the laws of Panama ("CMS"), Rosegrove Limited, a company incorporated under the laws of the British Virgin Islands ("Rosegrove"), Royale Resorts Holdings Limited, a company incorporated under the laws of Bermuda ("RRHL"), and Sun International Inc., a company incorporated under the laws of Panama ("SINC").

          WHEREAS, contemporaneously herewith, the parties hereto, among others, have entered into a Registration Rights and Governance Agreement (the "Governance Agreement");

          WHEREAS, the Governance Agreement provides, among other things, that the parties to this Agreement listed on Exhibit A hereto as grantors (each, a "Grantor") has agreed to grant an irrevocable proxy (each, a "Proxy") to each of the parties to this Agreement listed opposite the name of such Grantor on Exhibit A (each, a "Grantee").

          NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein and in the Governance Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

          1. DEFINITIONS. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Governance Agreement.

          2. GRANT. Each Grantor hereby appoints to each Grantee a Proxy to represent and vote the Proxy Shares (as defined in Section 3) held of record by such Grantor on the record date for determining the shareholders of the Company eligible to vote on the matter at issue (the "Record Date"), for and in the name, place and stead of such Grantor at all regular, special or other meetings of the Company's shareholders and at any adjournment of such meetings, held during the time this Agreement is in effect pursuant to Section 4, and to act by consent in lieu of a meeting, or otherwise, with respect to the Proxy Shares at all times this Proxy is in effect pursuant to Section 4, in order that such Proxy Shares be voted the same as those Shares held of record by each such Grantee.

          3. PROXY SHARES. The term "Proxy Shares" shall mean with respect to each Grantee (a) the ordinary shares, par value $0.001 per share, of the Company held of record by each Grantor as set forth on Exhibit A (including any dividends in kind thereon) or (b) any other class of stock resulting from any reclassification, exchange, substitution, combination, stock split or reverse stock split, including in connection with any merger or otherwise, of such ordinary shares.

          4. SCOPE AND TERM. Each Grantor acknowledges and agrees that each Proxy granted pursuant to this Agreement is irrevocable and is coupled with an interest. Each Proxy shall be effective as of the date hereof and shall remain in effect until all of the Proxy Shares subject to this Agreement are sold or foreclosed upon by the Company pursuant to that certain Stock Pledge Agreement, dated as of the date hereof (the "Pledge Agreement"), by and among RRHL and the Company. In addition, this Proxy shall terminate (a) as to any Shares transferred, including pursuant to the Distribution, in accordance with the terms of the Governance Agreement and (b) with respect to CMS Shares only, upon the transfer of such CMS Shares to any member of the CMS Group pursuant to the CMS Option, the CMS RRHL Acquisition or otherwise.

          5. TRANSFERS. If any portion of the Proxy Shares held by the applicable Grantor is hypothecated, pledged, encumbered or has a security interest granted therein (other than under and pursuant to the Pledge Agreement), the transferee of such Shares shall be bound by this Proxy (and shall execute a new proxy in the form of Exhibit B hereto). In the event of any transfer (as defined in the Governance Agreement) of all or any portion of the Proxy Shares which is not permitted to be made pursuant to the Governance Agreement, this Proxy shall remain in full force and effect and such purported transfer shall be void ab inito in accordance with Section 4.1 of the Governance Agreement.

          6. LEGEND. (a) For so long as any Proxy is effective, the Company agrees to affix to each certificate representing Proxy Shares, the following legend:

               NOTICE: THE POWER TO VOTE THE SHARES
               REPRESENTED BY THIS SHARE CERTIFICATE IS
               SUBJECT TO A PROXY WHICH IS IRREVOCABLE.

          (b) The Company shall remove such legend upon the sale of any such Proxy Shares in accordance with the terms and conditions set forth in the Governance Agreement.

          7. REPRESENTATIONS AND WARRANTIES OF THE GRANTOR. Each Grantor hereby represents and warrants jointly but not severally to each Grantee, as follows:

          (a) Existence. Each Grantor has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization.

          (b) Power and Authority. Each Grantor has all necessary power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Proxies contemplated hereby, and the execution, delivery and performance of this Agreement by such Grantor and the consummation by such Grantor of the matters contemplated hereby have been duly authorized by all necessary action on the part of such Grantor, and no other proceeding on the part of such Grantor is necessary to authorize the execution, delivery or performance of this Agreement. Each Proxy has been duly and validly executed and delivered by each Grantor and, assuming the valid authorization, execution and delivery of this Proxy by the applicable Grantee, constitutes a legal, valid and binding obligation of the Grantor, enforceable against such Grantor in accordance with its terms.

          (c) No Conflict. None of the execution and delivery of this Agreement by each Grantor, the consummation by such Grantor of the Proxy contemplated hereby or compliance by such Grantor with any of the provisions hereof shall (i) conflict with or violate the Charter Documents of such Grantor, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, lease, permit, franchise, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Grantor is a party or by which such Grantor or any of his or its properties or assets (including the Proxy Shares) may be bound, or (iii) violate any order, writ, injunction, decree, judgment, law, statute, rule, regulation or administrative or arbitral order applicable to such Grantor or any of its properties or assets.

          (d) Title to the Owned Shares. Each Grantor is the holder of record of the Proxy Shares set forth opposite its name on Exhibit A. Such Proxy Shares (and with respect to any member of a Group, the Proxy Shares set forth opposite the names of the members of such Group on Exhibit A) are all the securities of the Company either Beneficially Owned or owned of record by such Grantor as of the date hereof and the Grantor owns no other Equity Securities. Except to the extent set forth in the Pledge Agreement, (i) such Proxy Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Grantor's voting rights, charges and other encumbrances of any nature whatsoever and
(ii) such Grantor has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Proxy Shares.

8.        COVENANTS.

          (a) No Inconsistent Agreements. Each Grantor hereby covenants and agrees that, except as contemplated by this Agreement and the Pledge Agreement, it shall not enter into any agreement, arrangement or understanding (including, without limitation, any voting agreement) with, or grant a proxy or power of attorney to, any Person (other than the Grantees) with respect to the Proxy Shares.

          (b) Reduction. Each Grantor and Grantee covenants and agrees that, upon consummation of a sale by any Grantor of any Proxy Shares, (i) in the case of a sale of Proxy Shares other that those in respect of which a Proxy has been granted to CMS, the number of Proxy Shares subject to any Proxy shall be reduced so as to maintain the pro rata share of each Grantee as set forth on Exhibit A and (ii) in the case of a sale of Shares in respect of which a Proxy has been granted to CMS, only the number of Shares subject to the Proxy granted to CMS shall be reduced and the pro rata share of each Grantee as set forth on Exhibit A shall be adjusted accordingly.

          (c) Permitted Transfers. In the event of any transfer by any Grantor to any such Grantor's Affiliated Transferees, such Grantor shall cause such Affiliated Transferee to become a party to this Agreement and such Shares shall remain subject to any Proxy granted hereunder.

          9. AMENDMENTS; NO WAIVERS.

          (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed by each of the Company, WLG, Kersaf, Caledonia and CMS, and, in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver shall be effective against the Company without the prior approval of a majority of the Company's Independent Directors.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          10. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as expressly provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

          11. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of The Bahamas applicable to agreements made and to be performed entirely therein.

          12. JURISDICTION.

          (a) ANY ACTION OR PROCEEDING AGAINST EITHER OF THE PARTIES HERETO RELATING IN ANY WAY TO THIS AGREEMENT MAY BE BROUGHT OR ENFORCED IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE, LOCATED IN NEW YORK, NEW YORK, AND EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS, AND SHALL CAUSE EACH OF ITS AFFILITAES TO IRREVOCABLEY CONSENT, TO THE JURISDICTION OF EACH SUCH COURT IN RESPECT OF ANY SUCH ACTION OR PROCEEDING. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS, AND SHALL CAUSE EACH OF ITS AFFILIATES TO IRREVOCABLY CONSENT, TO THE SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL,

POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED FOR NOTICES HEREUNDER. THE FOREGOING SHALL NOT LIMIT THE RIGHT OF ANY OF THE PARTIES HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING ANY ACTION OR PROCEEDING, OR TO OBTAIN EXECUTION OF ANY JUDGMENT, IN ANY OTHER JURISDICTION.

          (b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILIATES TO IRREVOCABLY WAIVE, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT IN ANY COURT LOCATED IN NEW YORK, NEW YORK, AND HEREBY FURTHER IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILITAES TO IRREVOCABLY WAIVE, ANY CLAIM THAT A COURT LOCATED IN NEW YORK, NEW YORK, IS NOT A CONVENIENT FORUM FOR ANY SUCH ACTION OR PROCEEDING.

          13. COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

          14. SPECIFIC PERFORMANCE. The parties hereto (and any Person who agrees to be bound hereby pursuant to the terms hereof) acknowledge and agree, and shall cause each of its Affiliates to agree, that their respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agree that, in the event of a breach or threatened breach by any party (or any of such Persons) of the provisions of this Agreement, in addition to any remedies at law, they shall, respectively, without posting any bond, be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

          15. SEVERABILITY. If any provision of this Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid, the remainder of this Agreement and the application of such provision to the other parties hereto or sets of circumstances shall not be affected, unless the provisions held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

                            [Signature pages follow]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                           SUN INTERNATIONAL HOTELS LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           SUN INTERNATIONAL INVESTMENTS LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           WORLD LEISURE GROUP LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           KERSAF INVESTMENTS LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           CALEDONIA INVESTMENTS PLC


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           MANGALITSA LIMITED


                                            By:
                                                --------------------------------
                                            Name:
                                            Title:

                                           CEMENT MERCHANTS SA


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           ROSEGROVE LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           ROYALE RESORTS HOLDINGS LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                           SUN INTERNATIONAL INC.


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:

                                                                     Exhibit A


Grantors                     Grantees    No. of Proxy Shares    Pro Rata Share
--------                     --------    -------------------    --------------

SIIL                         WLG                6,143,501.6        34.8%
                             Mangalitsa         6,143,501.6        34.8%
                             CMS                1,200,376.8        6.8%


Rosegrove                    Mangalitsa         1,793,531.0        10.1%
                             WLG                  481,031.0        2.7%
                             CMS                  350,437.0        2.0%


Sun International Inc.       Mangalitsa           550,000.0        3.1%
                             WLG                  550,000.0        3.1%

Royale Resorts Holdings      CMS                  136,170.0        0.8%
Limited                      WLG                  186,915.0        1.0%
                             Mangalitsa           186,915.0        1.0%

                                                                     EXHIBIT C


International Hotels Limited (ticker: SIH, exchange: New York Stock Exchange) News Release - 3-Jul-2001



Sun International Announces Majority Shareholder Restructuring

PARADISE ISLAND, Bahamas, Jul 3, 2001 /PRNewswire/ -- Sun International Hotels Limited (NYSE: SIH) today announced the restructuring of its majority shareholder, Sun International Investments Limited ("SIIL"), and the resolution of certain disagreements with SIIL and certain of its shareholders. SIIL and its shareholders currently beneficially own approximately 67% of the Company's outstanding shares. SIIL is itself owned in equal thirds by the Kersaf Investments Limited Group ("Kersaf"), Caledonia Investments Limited ("Caledonia") and World Leisure Group Limited ("WLG"), a company controlled by Sol Kerzner, Chairman and CEO of the Company. SIIL is currently governed by a shareholders agreement (the "SIIL Shareholders Agreement") pursuant to which all major decisions of SIIL require the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and the Company. As part of the restructuring the following has been agreed:

     1. SIIL will be dissolved and the SIIL Shareholders Agreement will be terminated. As a result, the SIIL shareholders will hold their shares in the Company directly. As part of this dissolution, Kersaf will grant a proxy to vote its shares in the Company to WLG and Caledonia. As a result of these actions, Caledonia will own shares representing approximately 22% of the Company's outstanding shares and have the right to vote an additional 10%, WLG will own shares representing 17% of the Company's outstanding shares and have the right to vote an additional 10%, and Cement Merchants SA, a partner in Kersaf's hotel, casino and resort management activities in southern Africa ("CMS"), will control shares representing approximately 6% of the Company's outstanding shares.

     2. D. A. Hawton, Chairman of Kersaf, has agreed to resign from the Board of Directors of the Company and Mr. von Rantzau, a principal of CMS, has been invited to join the Board.

     3. The Company has granted certain registration rights to Kersaf, Caledonia, WLG and CMS, and Kersaf has agreed to sell 2,000,000 of the Company's shares (the "Designated Shares") in a registered public offering before June 30, 2002, subject to certain extensions.

     4. Kersaf has entered into a standstill agreement pursuant to which it has agreed for a period of five years not to acquire any shares of the Company. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS have agreed for a period of five years not to acquire any additional shares of the Company in excess of 5,900,000, in the case of Caledonia and WLG, and 4,000,000, in the case of CMS.

     5. The term of the directors of the Company, consisting of Sol Kerzner, Peter Buckley, Eric Siegel, Howard Marks and Mr. von Rantzau, shall run until the Company's Annual General Meeting in 2004.

     6. After a transition period not to exceed one year, the Company will cease using the names "Sun" and "Sun International" and Kersaf will have exclusive rights to use such names.

     7. Until the earlier of June 30, 2002 or the date that Kersaf sells the Designated Shares, Kersaf will operate exclusively inside the continent of Africa and the Company will be free to operate in all other areas. After such period, each of the Company and Kersaf will be free to operate anywhere in the world.

     8. Kersaf will pursue a potential resort development project in Port Ghalib, Egypt, and the Company will receive between 25% and 50% of Kersaf's gross receipts from such project, if consummated, such percentage to be determined based on certain thresholds.

     9. Kersaf shall make a one-time payment of $3.5 million to the Company and issue a secured note to the Company with a principal amount of $12 million and a maturity date of June 30, 2003. The note will bear interest at a rate of 9% per annum payable quarterly.

Butch Kerzner, the Company's President, commented, "We are very pleased that we have been able achieve this restructuring and resolve our disagreements with SIIL and certain of its shareholders. As a result of the orderly sale of the shares held by Kersaf and the break-up of SIIL, the Company will increase the public float of its shares and will be operated as an independent public company. It further clears up any brand confusion between Kersaf and the Company that may have existed in certain of our consumer markets."

The Company will host a conference call at 10:00 AM, Eastern Time to discuss this news release. All participants will be in a listen-only mode and the floor will be opened for a question and answer session following the presentation. The dial in numbers are 888-868-9078 (domestic) and 973-628-7055 (international). A replay of this conference call will be available for 48 hours following the call. The replay dial numbers are 877-519-4471 (domestic) and 973-341-3080 (international) and the replay access code is 2539098.

Sun International Hotels Limited is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company's flagship property is Atlantis, Paradise Island, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

Inquiries should be directed to Charles D. Adamo, Executive Vice
President--Corporate Development & General Counsel of Sun International Hotels Limited at 1-242-363-6017

SOURCE Sun International Hotels Limited

CONTACT:          Charles D. Adamo of Sun International Hotels Limited,
                  242-363-6017

                                                                     EXHIBIT D

                                                                EXECUTION COPY

===============================================================================

                              REGISTRATION RIGHTS

                                      AND

                             GOVERNANCE AGREEMENT,

                                 by and among,

                       SUN INTERNATIONAL HOTELS LIMITED,

                    SUN INTERNATIONAL INVESTMENTS LIMITED,

                         WORLD LEISURE GROUP LIMITED,

                          KERSAF INVESTMENTS LIMITED,

                          CALEDONIA INVESTMENTS PLC,

                              MANGALITSA LIMITED,

                             CEMENT MERCHANTS SA,

                              ROSEGROVE LIMITED,

                        ROYALE RESORTS HOLDINGS LIMITED

                                      and

                            SUN INTERNATIONAL INC.

                                 -------------

                                 July 3, 2001

                                 -------------


===============================================================================

                               TABLE OF CONTENTS

                                                                          Page

ARTICLE I DEFINED TERMS.......................................................2
         SECTION 1.1  Certain Definitions.....................................2
         SECTION 1.2  Other Definitions.......................................6

ARTICLE II BUSINESS COMBINATIONS; STANDSTILL..................................8
         SECTION 2.1  Actions with Respect to Equity Securities...............8
         SECTION 2.2  Actions by the Board of Directors.  ....................9
         SECTION 2.3  Permitted Purchases by WLG..............................9
         SECTION 2.4  Permitted Actions by the Kersaf Group...................9
         SECTION 2.5  Permitted Purchases by Caledonia........................9
         SECTION 2.6  Permitted Purchases by CMS.............................10
         SECTION 2.7  Acquisition of Kersaf Group Shares.....................10
         SECTION 2.8  Beneficial Ownership...................................10
         SECTION 2.9  Enforcement and Waiver.................................10

ARTICLE III BOARD OF DIRECTORS...............................................11
         SECTION 3.1  General................................................11
         SECTION 3.2  Kersaf Director........................................11
         SECTION 3.3  Amendment of Charter Documents.........................12
         SECTION 3.4  Election of Directors; Number and Composition..........12
         SECTION 3.5  Removal and Replacement of Directors...................12
         SECTION 3.6  Voting of Kersaf Group Shares..........................12

ARTICLE IV RESTRICTIONS ON TRANSFER OF SHARES................................13
         SECTION 4.1  Restrictions on Transfer of Shares.....................13
         SECTION 4.2  Permitted Transfers by Kersaf..........................14
         SECTION 4.3  Permitted Transfers by Caledonia.......................16
         SECTION 4.4  Permitted Transfers by WLG.............................16
         SECTION 4.5  Permitted Transfers by CMS.............................17
         SECTION 4.6  Bulk Transfers by WLG and Caledonia....................17
         SECTION 4.7  Conditions to Transfer.................................19
         SECTION 4.8  Permitted Transfers Generally..........................19
         SECTION 4.9  Distribution...........................................19

ARTICLE V REGISTRATION RIGHTS................................................20
         SECTION 5.1  General; Securities Subject to this Agreement..........20
         SECTION 5.2  Demand Registration Rights.............................21
         SECTION 5.3  Incidental or "Piggy-Back" Registration Rights.........24
         SECTION 5.4  Provisions Applicable to Demand and Piggy-Back
                      Registrations..........................................27
         SECTION 5.5  Registration Procedures................................27
         SECTION 5.6  Registration Expenses..................................31
         SECTION 5.7  Indemnification; Contribution..........................31

         SECTION 5.8  Reporting Company Covenant.............................33

ARTICLE VI MISCELLANEOUS.....................................................34
         SECTION 6.1  No Liability...........................................34
         SECTION 6.2  Legend.................................................34
         SECTION 6.3  Adjustments............................................34
         SECTION 6.4  Notices................................................34
         SECTION 6.5  Amendments; No Waivers.................................37
         SECTION 6.6  Successors and Assigns.................................38
         SECTION 6.7  Governing Law..........................................38
         SECTION 6.8  JURISDICTION...........................................38
         SECTION 6.9  Counterparts; Effectiveness............................39
         SECTION 6.10 Specific Performance...................................39
         SECTION 6.11 No Third Party Beneficiaries...........................39
         SECTION 6.12 Termination............................................39
         SECTION 6.13 Severability...........................................39

                                                                     EXHIBIT D



          REGISTRATION RIGHTS AND GOVERNANCE AGREEMENT, dated as of July 3, 2001 (this "Agreement"), by and among Sun International Hotels Limited, a company incorporated under the laws of The Bahamas (the "Company"), Sun International Investments Limited, a company incorporated under the laws of the British Virgin Islands ("SIIL"), World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands ("WLG"), Kersaf Investments Limited, a company incorporated under the laws of the Republic of South Africa ("Kersaf"), Caledonia Investments PLC, a company incorporated under the laws of England ("Caledonia"), Mangalitsa Limited, a company incorporated under the laws of The Bahamas ("Mangalitsa"), Cement Merchants SA, a company, incorporated under the laws of Panama ("CMS" and together with WLG, Kersaf, Caledonia and Mangalitsa, the "SIIL Investors"), Rosegrove Limited, a company incorporated under the laws of the British Virgin Islands ("Rosegrove"), Royale Resorts Holdings Limited, a company incorporated under the laws of Bermuda ("RRHL") and Sun International Inc., a company incorporated under the laws of Panama ("SINC").


                                 R E C I T A L S
                                 - - - - - - - -

          WHEREAS, each of the SIIL Investors (other than CMS and Mangalitsa) is a party to that certain Subscription and Shareholders' Agreement, dated as of October 11, 1993 (the "SIIL Agreement"), relating to SIIL;

          WHEREAS, each of SIIL and the Company is a party to that certain Combination and Restructuring Agreement, dated as of December 12, 1994 (the "SIHL Agreement");

          WHEREAS, each of Mangalitsa and RRHL, among others, are party to that certain Shareholders' Agreement relating to Rosegrove (the "Rosegrove Agreement" and together with the SIIL Agreement and the SIHL Agreement, the "Existing Agreements");

          WHEREAS, the SIIL Investors shall arrange for the winding-up and dissolution, and accordingly the distribution (the "Distribution") of the shares, par value $0.001 per share, of the Company to (a) the shareholders of SIIL, WLG (or a wholly-owned subsidiary of WLG) and Rosegrove and (b) then by Rosegrove to its shareholders, RRHL (or a wholly-owned subsidiary thereof), and Mangalitsa.

          WHEREAS, CMS may acquire the CMS Shares from RRHL pursuant to an option (the "CMS Option") or otherwise.

          WHEREAS, the parties hereto desire to (1) modify and supersede certain provisions contained in the Existing Agreements concerning (a) the transfer and acquisition of Shares (as defined below) and (b) governance arrangements in respect of the board of directors of SIHL (as constituted from time to time, the "Board of Directors" or the "Board"), and (2) provide each of the SIIL Investors and their Affiliates (as defined herein) with certain registration rights;

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


                                   ARTICLE I

                                 DEFINED TERMS

          SECTION 1.1 Certain Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

          "Acquisition Proposal" means any proposal or inquiry relating to any merger, consolidation, tender offer, exchange offer, sale of a Substantial Part of the Company, sale of ten percent (10%) or more of the Equity Securities or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its Subsidiaries.

          "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under direct or indirect common control with such Person. For the purposes of this Agreement, "control," when used with respect to any specified Person, shall mean, (a) as determined with respect to each Person pursuant to the laws of the jurisdiction where such Person is organized, the actual or deemed direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, or (b) the power to direct the management and policies of such Person whether through ownership of voting securities, by contract or otherwise if there exists any agreement, arrangement or understanding, whether oral or written, between such specified Person and the Person who has such power (together with any Affiliates thereof, the "Power Person") with regard to the Power Person taking an action that the specified Person is prohibited from taking under this Agreement or the specified Person not taking an action it is required to take under this Agreement, or matters related to either of the foregoing; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing. A Person shall be deemed to direct the management and policies of another Person if such Person has a designee on such other Person's Board of Directors or other governing body or such other Person has a designee on such Person's Board of Directors or other governing body.

          "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 under the Exchange Act; and the terms "Beneficially Owned" and "Beneficially Owns" shall have meanings correlative to the foregoing.

          "Business Combination" means any one of the following transactions:

               (i) any merger or consolidation of the Company or any of its Subsidiaries with any Person, or any tender or exchange offer by any such Person for any Equity Securities of the Company or any of its Subsidiaries; or

               (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company (in one transaction or a series of transactions) to any Person of assets constituting a Substantial Part of the Company; or

               (iii) the issuance, exchange or transfer by the Company or any of its Subsidiaries (in one transaction or series of transactions) of any securities of the Company or any of its Subsidiaries to any member of the WLG Group, the Kersaf Group, the Caledonia Group or the CMS Group that increases such member's Voting Interest, or to any other Person in excess of ten percent (10%) of the Shares issued and outstanding as of the date of such issuance; or

               (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company; or

               (v) any transaction having, with respect to the Company, the effect of a "Rule 13e-3 transaction" (as defined in Rule 13e-3(a)(3) of the Securities Exchange Act); or

               (vi) any agreement, contract or other arrangement with any Person providing for any one or more of the actions specified in clauses (i) to (v) above.

          "Caledonia Group" means, as of any date, Caledonia and all of its Affiliates as of such time, but excluding any Exempt Caledonia Affiliates.

          "Caledonia/CMS Tag Shares" means the Caledonia Tag Shares and the CMS Tag Shares; provided, however, that in the event both the Caledonia Group and the CMS Group shall elect to register Registrable Securities in connection with any registration pursuant to Article V and the provisions of Article V shall so require, the number of Registrable Securities to be registered by each such Group shall be reduced on a pro rata basis relative to the number of Registrable Securities proposed to be registered by each such Group.

          "Caledonia Relinquishing Event" means, at any time, Beneficial Ownership by the Caledonia Group of less than two million (2,000,000) Shares; provided, however, that if the Caledonia Group shall Beneficially Own a number of Shares constituting five percent (5%) or more of the Company's Equity Securities as of such time, a majority of the Independent Directors may direct that a Caledonia Relinquishing Event shall be deemed not to have occurred.

          "Charter Documents" means the Articles of Association and the Memorandum of Association of the Company as in effect from time to time.

          "CMS Group" means, as of any date, CMS and all of its Affiliates as of such time.

          "CMS Relinquishing Event" means, at any time, Beneficial Ownership by the CMS Group of less than one million (1,000,000) Shares.

          "CMS Shares" means the 1,686,984 Shares subject to the CMS Option (whether or not the CMS Option is exercised).

          "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Securities Exchange Act.

          "Company's Broker" means any of Bear Stearns, Goldman Sachs, Deutsche Bank or Lehman Brothers.

          "Controlled Affiliate" shall mean with respect to any Person, any Affiliate thereof which is controlled by such Person.

          "Convertible Securities" means securities of the Company convertible into or exchangeable for Shares.

          "Equity Security" means (i) Shares, (ii) Convertible Securities and
(iii) any options, warrants or other rights issued by the Company to acquire Shares or Convertible Securities.

          "Group" means any of the WLG Group, the Kersaf Group, the Caledonia Group or the CMS Group.

          "Independent Director" means a director of the Company who (a) is not (apart from such directorship) (i) an officer, Affiliate, employee, principal stockholder, consultant or partner of any member of the WLG Group or the Caledonia Group or of any entity that was dependent upon any member of the WLG Group or the Caledonia Group for more than 5% of its revenues or earnings in its most recent fiscal year or (ii) an officer, employee, consultant or partner of the Company or any Affiliate of the Company or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon the Company or any Affiliate of the Company for more than 5% of its revenues or earnings in its most recent fiscal year or (b) is appointed by any of WLG, Caledonia or CMS (whether or not such director is independent in accordance with clause (a) above) but with respect to the matter under consideration by the Board, the Group appointing such director does not have an interest (financial or otherwise) that is different than the interest of the Company.

          "Kersaf Group" means, as of any date, Kersaf and all of its Affiliates as of such time (including, as of the date hereof, RRHL), but excluding any Exempt Kersaf Affiliates.

          "Omnibus Agreement" means that certain Omnibus Agreement, dated the date hereof, by and among the parties hereto, among others.

          "Pledge Agreement" means that certain Pledge Agreement, dated as of the date hereof, by and among the Company and RRHL.

          "Person" means any individual, firm, partnership, company, joint stock company, corporation, partnership, trust, estate, incorporated or unincorporated association, syndicate, joint venture or organization, or any government or any department, agency or other political subdivision thereof, or any other entity, and shall include any successor of any such entity.

          "Relinquishing Shareholder" means any of the Caledonia Group, the CMS Group or the WLG Group, with respect to which the Caledonia Relinquishment Event, the CMS Relinquishment Event or the WLG Relinquishment Event, as the case may be, shall have occurred.

          "Relinquishment Date" means as to any of the Caledonia Group, the CMS Group or the WLG Group, such time as the Caledonia Relinquishment Event, the CMS Relinquishment Event or the WLG Relinquishment Event, as the case may be, shall have occurred.

          "Retaining Shareholder" means any of the Caledonia Group or the WLG Group, with respect to which the Caledonia Relinquishment Event or the WLG Relinquishment Event, as the case may be, shall not have occurred.

          "Securities Act" means the United States Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

          "Securities Exchange Act" means the United States Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

          "Shares" means (a) the ordinary shares, par value $0.001 per share, of the Company (including any dividends in kind thereon), or (b) any other class of stock resulting from any reclassification, exchange, substitution, combination, stock split or reverse stock split, including in connection with any merger or otherwise, of such ordinary shares.

          "Standstill Expiration Date" means June 30, 2006.

          "Subsidiary" means, with respect to any Person, any corporation or other business entity directly or indirectly controlled by such Person.

          "Substantial Part of the Company" means, as of any date, twenty percent (20%) or more of the book value of the consolidated tangible assets of the Company and its Subsidiaries, taken as a whole (without regard to any liabilities of the Company or any of its Subsidiaries), as of the end of its most recent fiscal quarter ending prior to the time the determination is made.

          "Underwriter Out" means the occurrence of any of the following: (1) trading in securities generally on the New York Stock Exchange or the American Stock Exchange or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (2) a banking moratorium shall have been declared by federal or state authorities, (3) there shall have been a declaration of a national emergency or war by the United States or (4) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States shall be such) as to make it impracticable or inadvisable to proceed with a public offering or delivery of Shares in the amount contemplated by the Minimum Year One Sale.

          "Underwritten Public Offering" shall mean a sale of securities of the Company to an underwriter or underwriters for re-offering to the public, which shall include customary selling efforts.

          "Unsolicited Tender Offer" means any bona fide tender or exchange offer by any Person (other than by any member of any Group or by any "group" (as such term is used for purposes of Section 13(d) of the Securities Exchange
Act) that includes any such member) for all of the Equity Securities of the Company that has not been solicited, directly or indirectly, by any member of any Group.

          "Voting Interest" means, as of any date, a fraction, expressed as a percentage, the numerator of which is the aggregate number of Shares Beneficially Owned by any Group on such date and the denominator of which is the total number of Shares outstanding on such date.

          "WLG Group" means, as of any date, WLG and all of its Affiliates as of such time.

          "WLG Relinquishing Event" means, at any time, Beneficial Ownership by the WLG Group of less than two million (2,000,000) Shares; provided, however, that if the WLG Group shall Beneficially Own a number of Shares constituting five percent (5%) or more of the Company's Equity Securities as of such time, a majority of the Independent Directors may direct that a WLG Relinquishing Event shall be deemed not to have occurred.

          SECTION 1.2 Other Definitions. As used herein, the following terms shall have the meanings ascribed to them in the Section of this Agreement opposite each such term:

         Term                                                 Section
         ----                                                 -------

         Additional Shares                                    4.2(a)(i)
         Affiliated Transferee                                4.1
         Agreement                                            Preamble
         Authorized Representative                            5.1(d)
         Board                                                Recitals
         Board of Directors                                   Recitals
         Broker Sale                                          4.2(b)
         Broker Sale Requirements                             4.2(b)
         Bulk Shares                                          4.6
         Caledonia                                            Preamble
         Caledonia Sale Trigger                               5.3.2(b)
         Caledonia Tag Shares                                 4.3(a)
         CMS                                                  Preamble
         CMS Option                                           Recitals
         CMS Sale Trigger                                     5.3.2(b)
         CMS Tag Shares                                       4.5(a)
         Company                                              Preamble
         Company Event                                        5.2.1(b)
         Company Kersaf Sale                                  4.2(a)(ii)
         Company Slate                                        3.4
         Contract Date                                        4.6(d)
         Demand Piggyback Shares                              5.3.1(a)(i)
         Demand Registration                                  5.2.1(a)
         Distribution                                         Recitals
         Election Period                                      5.3.1(a)(i)
         Excess Sale                                          4.2(b)
         Excess Shares                                        4.2(b)
         Exempt Caledonia Affiliates                          2.5(b)
         Exempt Kersaf Affiliates                             2.4
         Existing Agreements                                  Recitals
         Holder                                               5.1(c)
         Incidental Registration                              5.3.1(b)
         Indemnified Party (ies)                              5.7.1
         Initiating Holder                                    5.2.1(a)
         Kersaf                                               Preamble
         Mangalitsa                                           Preamble
         Minimum Year One Sale                                4.2(a)(i)
         Minimum Year One Sale Date                           4.2(a)(i)
         New Board                                            3.2
         New Member                                           3.2
         Ninetieth Day                                        5.4.2(a)
         Notice                                               5.3.1(a)(i)
         Offer Price                                          4.6(a)
         Offered Shares                                       4.6(a)

         Term                                                 Section
         ----                                                 -------

         Offeree                                              4.6
         Offeree Option                                       4.6(b)
         Offeree Option Period                                4.6(b)
         Offering Notice                                      4.6(a)
         Permitted Transferee                                 5.1(c)
         Prior Registration Delay                             5.2(b)
         Proxy Grantees                                       3.6
         Proxy Grantors                                       3.6
         Proxy Shares                                         3.6
         Registrable Securities                               5.1(b)
         Registration Expenses                                5.6
         Relinquishing Date                                   3.4
         Relinquishing Shareholder                            3.4
         Retaining Shareholder(s)                             3.4
         Rosegrove                                            Preamble
         Rosegrove Agreement                                  Recitals
         RRHL                                                 Preamble
         Selling Shareholder                                  4.6
         Shareholders Meeting                                 3.1
         SIHL Agreement                                       Recitals
         SIIL                                                 Preamble
         SIIL Agreement                                       Recitals
         SIIL Investors                                       Preamble
         SINC                                                 Preamble
         Sixtieth Day                                         5.4.2(a)
         Third Party Offer                                    4.6
         Third Party Purchaser                                4.6
         Threshold Number                                     4.6
         Transfer                                             4.1
         Underwriter                                          5.2.3(a)
         Unencumbered WLG Shares                              4.4(a)
         WLG                                                  Preamble
         WLG Full Transfer Date                               4.4(b)
         Written Consent                                      3.1


                                   ARTICLE II

                        BUSINESS COMBINATIONS; STANDSTILL

          SECTION 2.1 Actions with Respect to Equity Securities. Subject to Sections 2.2, 2.3, 2.4, 2.5, 2.6, 4.2(e), 4.3(d), 4.4(d) and 4.5(d), none of
WLG, Kersaf, Caledonia or CMS shall, and each shall cause its respective Affiliates not to, directly or indirectly, at any time prior to the Standstill Expiration Date, (a) purchase or otherwise acquire, or propose or offer to purchase or acquire, or become the Beneficial Owner of,


                                       8
whether by tender offer, market purchase, privately negotiated purchase, merger or otherwise, any Equity Securities of the Company, (b) request the Company (or its directors, officers, employees or agents) to amend or waive any of the provisions contained in Article II, or (c) propose, publicly disclose any intention to disclose, vote for or otherwise consummate any Business Combination or (d) take any other action which would reasonably be expected to require pursuant to law the Company to make a public announcement regarding the possibility of a Business Combination.

          SECTION 2.2 Actions by the Board of Directors. Notwithstanding any provision in this Article II to the contrary, the members of any Group may make an Acquisition Proposal or a proposal for a Business Combination to the Board of Directors if any other Person (other than any member of any Group in violation or breach of its obligations under Article II) shall have made an Acquisition Proposal or a proposal for a Business Combination and the Board of Directors (with the concurrence of a majority of the Company's Independent Directors) has determined to enter into discussions or negotiations with such Person with respect to such Acquisition Proposal or Business Combination.

          SECTION 2.3 Permitted Purchases by WLG. WLG and its Affiliates shall be permitted to purchase or otherwise acquire Shares either (a) pursuant to the Offeree Option, (b) if, after giving effect to any such purchase or acquisition, the aggregate number of Shares owned by WLG and its Affiliates shall not exceed five million nine hundred thousand (5,900,000) or (c) pursuant to any of the Company's stock option plans.

          SECTION 2.4 Permitted Actions by the Kersaf Group. Notwithstanding anything to the contrary contained in this Agreement, at any time and from time to time, the investment funds managed by Affiliates of Kersaf (other than its Controlled Affiliates) (the "Exempt Kersaf Affiliates") may hold and purchase Equity Securities of the Company; provided that any such Equity Securities are acquired and held in the ordinary course of business and for investment purposes only. In addition, Kersaf and its Affiliates shall not be in breach of the provisions of this Article II by reason of any action or inaction taken by any Exempt Kersaf Affiliate in the ordinary course of such Exempt Kersaf Affiliate's business in connection with Equity Securities acquired or held in accordance with this Section 2.4.

          SECTION 2.5 Permitted Purchases by Caledonia.

               (a) Notwithstanding Section 2.5(c), the Caledonia Group may purchase Shares pursuant to the terms of the Offeree Option.

               (b) At any time and from time to time, the investment funds managed by Affiliates of Caledonia (other than its Controlled Affiliates) (the "Exempt Caledonia Affiliate") may hold and purchase Equity Securities of the Company; provided that any such Equity Securities are acquired and held in the ordinary course of business and for investment purposes only. In addition, Caledonia and its Affiliates shall not be in breach of the provisions of this
Article II by reason of any action or inaction taken by any

Exempt Caledonia Affiliate in the ordinary course of such Exempt Caledonia Affiliate's business in connection with Equity Securities acquired or held in accordance with this Section 2.5(b).

               (c) The Caledonia Group may purchase or acquire any other Shares; provided, however, that, after giving effect to any such purchase or acquisition, the Caledonia Group shall not Beneficially Own in excess of five million nine hundred thousand (5,900,000) Shares in the aggregate. For the avoidance of doubt, the 5,900,000 Share limitation may be exceeded to the extent that after giving effect to any purchase by the Caledonia Group pursuant to the Offeree Option, the Caledonia Group may Beneficially Own a number of Shares in excess of 5,900,000.

          SECTION 2.6 Permitted Purchases by CMS.

               (a) The CMS Group may purchase or acquire any Shares; provided, however, that, after giving effect to any such acquisition or purchase, the CMS Group shall not Beneficially Own in excess of four million (4,000,000) Shares in the aggregate.

               (b) For the avoidance of doubt, the CMS Group may acquire the CMS Shares pursuant to the exercise of the CMS Option or otherwise.

          SECTION 2.7 Acquisition of Kersaf Group Shares. None of the Company or WLG shall, and the Company shall cause its Controlled Affiliates and WLG shall cause its Affiliates not to, directly or indirectly, at any time prior to the Standstill Expiration Date, (a) purchase or otherwise acquire, or propose or offer to purchase or acquire, or become the Beneficial Owner of, whether by tender offer, market purchase, privately negotiated purchase, merger or otherwise, any securities of Kersaf, (b) request Kersaf (or its directors, officers, employees or agents) to amend or waive any of the provisions contained in this Section 2.7, (c) propose, publicly disclose any intention to disclose, vote for or otherwise consummate any Business Combination (as such term is modified to apply to Kersaf) or (d) take any action which would reasonably be expected to require pursuant to law Kersaf to make a public announcement regarding the possibility of a Business Combination (as such term is modified to apply to Kersaf).

          SECTION 2.8 Beneficial Ownership. For purposes of ensuring compliance with this Agreement, (a) each of WLG, Kersaf, Caledonia and CMS represents and warrants severally and not jointly that the number of Shares Beneficially Owned, as of the date hereof, by each of the WLG Group, the Kersaf Group and the Caledonia Group is as set forth on Annex A hereto and (b) each of the Company and WLG represents and warrants severally and not jointly that the number of securities of Kersaf Beneficially Owned, as of the date hereof, by each of the Company and the WLG Group is as set forth on Annex A.

          SECTION 2.9 Enforcement and Waiver. Except with respect to Sections
2.7 and 2.8(b), no member of the Kersaf Group or the CMS Group and, in the event that the WLG Group or the Caledonia Group shall at any time Beneficially Own less than two million five hundred thousand (2,500,000) Shares, respectively, the WLG Group and the Caledonia Group, as the case may be, shall have any rights or remedies for a breach or violation of, be entitled to enforce, nor shall a waiver of such member be required in connection with the waiver of any of, the provisions of this Article II.


                                  ARTICLE III

                              BOARD OF DIRECTORS

          SECTION 3.1 General. From and after the execution of this Agreement, each of WLG, Caledonia and CMS shall, and in the case of WLG and Caledonia, if applicable, shall cause each of its Controlled Affiliates to, vote all Shares it Beneficially Owns (including any Proxy Shares) at any regular or special meeting of the shareholders of the Company (each, a "Shareholders Meeting") or in any written consent executed in lieu of such a meeting of shareholders (a "Written Consent"), and shall take all other actions necessary, to give effect to the provisions of this Agreement (including, without limitation, Section 3.4) and to ensure that the Charter Documents do not, at any time hereafter, conflict in any respect with the provisions of this Agreement. In addition, each of WLG, Caledonia and CMS shall, and, in the case of WLG and Caledonia, if applicable, shall cause each of its Controlled Affiliates to, vote all Shares it Beneficially Owns (including any Proxy Shares) at any Shareholders Meeting or act by Written Consent with respect to such Shares, upon any matter submitted by the Board of Directors for action by the Company's shareholders or with respect to which such Person may vote or act by Written Consent, in conformity with the specific terms and provisions of this Agreement and the Charter Documents.

          SECTION 3.2 Kersaf Director. Effective as of the date hereof, Kersaf shall remove Mr. Buddy Hawton from, or cause Mr. Buddy Hawton to resign, his office as a director of the Company. Immediately following the removal or resignation of Mr. Hawton, the Board shall effect the appointment of Mr. Eberhart von Rantzau or Mr. Heinrich von Rantzau or, if neither is willing to serve as a director, another individual jointly designated by WLG and Caledonia as a director of the Company (the "New Member"). As a result of the foregoing, as of the date hereof the Board of Directors of the Company shall consist of Sol Kerzner, Peter Buckley, Eric Siegel, Howard Marks and the New Member (the "New Board"). Following the date hereof, the Kersaf Group shall not have any right to designate, nominate or otherwise appoint any individual to the Board of Directors. In furtherance of the foregoing, Kersaf shall, and, if applicable, shall cause each member of the Kersaf Group, to remove each of its nominees, designees or appointees to any board of directors, committee or other body at any of the Company or Sun Resorts Limited, a company incorporated under the laws of Mauritius. If the New Member is an individual other than Mr. Eberhart von Rantzau or Mr. Heinrich von Rantzau, then immediately following the transfer of at least one million (1,000,000) CMS Shares to a member of the CMS Group pursuant to the CMS Option or otherwise, WLG and Caledonia shall remove the New Member from, or cause the New Member to resign, his office as a director of the Company. Thereafter, the Board shall effect the appointment of an individual designated by CMS; provided, however, that

WLG and Caledonia shall have first consented to the appointment of such individual; provided, further, that WLG and Caledonia shall be deemed to have consented to the designation of Mr. Heinrich von Rantzau and Mr. Eberhart von Rantzau.

          SECTION 3.3 Amendment of Charter Documents. As soon as practicable after the date hereof, (a) the Company shall (i) adopt, either at a meeting of the Board or by unanimous written consent of the Board of Directors, resolutions amending the Charter Documents of the Company to provide (A) that the New Board shall remain in office until the Company's annual general shareholders meeting in 2004, and (B) that the Charter Documents may thereafter be amended by the Board of Directors (any such amendment shall not be inconsistent with Section 3.1) and (ii) submit and recommend such amendments for approval at a Shareholders Meeting or by Written Consent, and
(b) each of WLG, Caledonia and CMS shall, and, in the case of WLG and Caledonia shall cause, if applicable, each member of its respective Group to vote its respective Shares (and any Proxy Shares) to approve such amendments.

          SECTION 3.4 Election of Directors; Number and Composition. The Company agrees to include in the slate of directors submitted by the Company to the shareholders for election (the "Company Slate") (a) one (1) individual designated by WLG, (b) one (1) individual designated by Caledonia, and (c) following the transfer of at least one million (1,000,000) CMS Shares to a member of the CMS Group pursuant to the CMS Option or otherwise, one (1) individual designated by CMS; provided, however, that WLG and Caledonia shall have first consented to the appointment of such individual; provided, further, that WLG and Caledonia shall be deemed to have consented to the designation of Heinrich von Rantzau and Eberhart von Rantzau. If, at any time, there shall have occurred a WLG Relinquishing Event, a Caledonia Relinquishing Event or a CMS Relinquishing Event, then, effective as of the applicable Relinquishment Date, the Relinquishing Shareholder(s) shall no longer have the right to designate a nominee to be included in the Company Slate and shall immediately cause its then current nominee to resign as a member of the Board, effective as of the Relinquishment Date. Following the Relinquishment Date(s), the Retaining Shareholder(s) acting in good faith shall jointly designate the nominee(s) of the Relinquishing Shareholder(s). At the point that there is no Retaining Shareholder, the remaining Board shall replace the directors who resign or are removed as a result of occurrence of a Relinquishment Date.

          SECTION 3.5 Removal and Replacement of Directors. Each of WLG, Caledonia and CMS shall have the exclusive right to remove any director appointed by it and appoint another director in his or her place. Any such removal or appointment shall take effect in each case on the giving of a notice in writing signed by a director or the Secretary (or other authorized representative) of WLG, Caledonia or CMS, as the case may be, giving the notice to the Secretary of the Company at its registered office or at a meeting of the Board. Each of WLG, Caledonia and CMS shall have the exclusive right to replace any director appointed by it who ceases to be a director of the Company other than by reason of his or her removal pursuant to this
Section 3.5.

          SECTION 3.6 Voting of Kersaf Group Shares. Effective as of the date hereof, each of SIIL, Rosegrove, SINC and RRHL (collectively, the "Proxy Grantors")


                                      12
shall grant an irrevocable proxy to each of WLG, Mangalitsa and CMS (collectively, the "Proxy Grantees") pursuant to which each of WLG, Mangalitsa and CMS shall hereinafter have the right to vote the Shares as set forth on Annex B, in its sole and absolute discretion (the "Proxy Shares"). The voting rights granted to WLG, Mangalitsa and CMS pursuant to this Section 3.6 shall terminate with respect to any Shares sold by the Kersaf Group (or any permitted transferee thereof), foreclosed upon or sold by the Company pursuant to the Pledge Agreement or transferred to the CMS Group in accordance with the terms hereof as of the date of the consummation of such sale or transfer and,
(a) upon the request of Kersaf's Authorized Representative, the Company shall remove any restrictive legend from the Shares sold in such sale and amend any proxy in respect of such Shares and (b) each of the Proxy Grantors and Proxy Grantees shall amend each irrevocable proxy to ensure that (i) in the case of a sale of Proxy Shares granted to WLG or Caledonia, the reduction in voting rights as a result of such sale shall be effected on a pro rata basis and (ii) in the case of a sale of Proxy Shares granted to CMS, the reduction in voting rights as a result of such sale shall be solely as to CMS.


                                  ARTICLE IV

                      RESTRICTIONS ON TRANSFER OF SHARES

          SECTION 4.1 Restrictions on Transfer of Shares. Each of WLG, Kersaf, Caledonia and CMS hereby agrees that it will, and, if applicable, shall cause each member of its respective Group, except for transfers to any entity that is, directly or indirectly, a wholly-owned Controlled Affiliate which agrees in writing to be bound by the terms and provisions of this Agreement to the same extent as the transferor party (an "Affiliated Transferee"), not, and will not permit any Affiliated Transferee to, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise) (each, a "transfer") any Shares or any right, title or interest therein or thereto (whether by operation of law or otherwise) except as provided in and in strict accordance with this Article IV and Article V. Any attempt to transfer any Shares or any rights thereunder in violation of the preceding sentence shall be null and void ab initio; provided, however, that any member of a Group may hypothecate, pledge, encumber or grant a security interest in the Shares to any lending institution; provided, further, that any such hypothecation, pledge, encumbrance or grant of a security interest by any such member shall be made subject to all of the terms and conditions of this Agreement and that such lending institution(s) shall acknowledge the same in a writing delivered to the Company. For the avoidance of doubt, transfers in connection with the Distribution or from RRHL to a member of the CMS Group pursuant to the exercise of the CMS Option or otherwise and any transfer to an Affiliated Transferee within such Affiliated Transferee's Group shall not be subject to this Article IV.

          SECTION 4.2 Permitted Transfers by Kersaf.

               (a) Minimum Year One Sale.

               (i) No later than June 30, 2002 (the "Minimum Year One Sale Date"), the Kersaf Group shall complete the sale of no less than two million (2,000,000) Shares pursuant to an Underwritten Public Offering (the "Minimum Year One Sale"). If the conditions giving rise to any Underwriter Out, Company Event or Prior Registration Delay exist at any time after the tenth (10th) month following the date hereof, the Minimum Year One Sale Date shall be extended until such time as such conditions are no longer continuing plus the lesser of (x) the number of days reasonably requested by the Underwriter to consummate the Minimum Year One Sale and (y) forty-five (45) days; provided, however, that with respect to an Underwriter Out such extension shall not commence until such time as Kersaf shall deliver written notice thereof to the Company stating that the conditions giving rise to an Underwriter Out exist. Subject to Section 5.3.2(a), the Kersaf Group may, at its option, elect to increase the number of Shares to be sold in such Minimum Year One Sale by up to an additional two million (2,000,000) Shares (the "Additional Shares").

               (ii) Upon the execution of this Agreement and as a condition precedent to the effectiveness of the terms hereof, Kersaf shall, and shall cause members of the Kersaf Group that are Controlled Affiliates, as applicable, to authorize, execute and deliver to the Company a power of attorney (together with stock powers) with full power of substitution authorizing the Company, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind to, in the event that the Kersaf Group shall have failed to complete the Minimum Year One Sale in accordance with Section 4.2(a)(i), take all reasonable measures to effect the Minimum Year One Sale as soon as practicable (the "Company Kersaf Sale"). The Company shall deliver to Kersaf all of the proceeds of the Company Kersaf Sale (net of any underwriters' discounts and commissions, registration fees and the Company's documented and reasonable out of pocket expenses incurred in connection with such Company Kersaf Sale) as soon as practicable, and in any event, no more than five (5) days thereafter. The Company Kersaf Sale shall be deemed to constitute the Minimum Year One Sale for all purposes of this Agreement.

               (iii) Kersaf hereby waives, and shall cause the members of the Kersaf Group to waive, any and all claims of fiduciary duty or other duty of loyalty or care on behalf of the Company, and no implied duties or obligations shall be read into this Agreement against the Company, as a result of any action or inaction by the Company in connection with a Company Kersaf Sale; provided, however, that the Company shall use commercially reasonable efforts to consummate the Company Kersaf Sale on commercially reasonable terms (including price) as determined by the Company in good faith; provided, further, that Kersaf agrees and acknowledges that the terms and conditions (including price) may be less favorable than if such sale were not required to be consummated as expeditiously as possible.

               (iv) In the event that prior to the date that is forty five
(45) days prior to the Minimum year One Sale Date (as extended pursuant to and in accordance with the provisions of Section 4.2(a)), Kersaf shall have not consummated the Minimum Year One Sale or otherwise shall not be in a position whereby it would reasonably be expected to consummate the Minimum Year One Sale prior to the Minimum Year One Sale Date (as so extended), Kersaf covenants and agrees that it shall, and shall cause its Affiliate to, promptly (and in any event no later than forty (40) days prior to the Minimum Year One Sale Date (as so extended)) deposit two million (2,000,000) Shares with the Company, which the Company may use to effect the Company Kersaf Sale.

               (b) Additional Sales by the Kersaf Group. Subject to the requirements of applicable law and any customary restrictions imposed by the Underwriter, if applicable, the Kersaf Group may sell any unsold Additional Shares and any other Shares owned by the Kersaf Group either (i) in one (1) or more Underwritten Public Offerings of no fewer than one million (1,000,000) Shares each or (ii) through the Company's Brokers in open market transactions (each such sale, a "Broker Sale"); provided, however, that (A) prior to commencing any Broker Sale, Kersaf shall, and shall cause each participating member of the Kersaf Group, to enter into a brokerage agreement with such Company's Broker (such agreement to be on commercially reasonable terms) pursuant to which the Company's Broker shall serve as the Kersaf Group's agent, (B) prior to the consummation of the Minimum Year One Sale, no more than three hundred thousand (300,000) Shares shall be sold pursuant to Broker Sales in any given ninety (90) day period and (C) following consummation of the Minimum Year One Sale, no more than four hundred thousand (400,000) Shares shall be sold pursuant to Broker Sales in any ninety (90) day period (the provisions set forth in the foregoing clauses (A), (B) and (C), the "Broker Sale Requirements"). For purposes of determining the number of Shares that may be sold pursuant to Sections 4.2(b)(ii)(B) or 4.2(b)(ii)(C), the sale of any CMS Shares shall not be included in the determination of such number of Shares. In the event that the Kersaf Group sells more than four million (4,000,000) Shares (excluding the CMS Shares) (such shares, the "Excess Shares" and each such sale an, "Excess Sale") pursuant to one (1) or more Underwritten Public Offerings, Kersaf (or a member of the Kersaf Group) shall pay to the Company (out of the aggregate proceeds of any such Excess Sale, net of any underwriters' discounts and commissions, registration fees and the documented and reasonable out-of-pocket expenses incurred by the Kersaf Group in connection with such Underwritten Public Offering), (x) if the price per Excess Share is less than or equal to twenty seven United States Dollars ($27), five percent (5%) of such net proceeds; (y) if the price per Excess Share is greater than twenty seven United States Dollars ($27) but less than thirty United States Dollars and thirty seven and one half cents ($30.375), the amount required under clause (x) plus fifty percent (50%) of the amount by which the price per Excess Share exceeds twenty seven United States Dollars ($27), and (z) if the price per Excess Share is greater than thirty United States Dollars and thirty seven and one half cents ($30.375), ten percent (10%) of such net proceeds.

               (c) CMS. RRHL may transfer to members of the CMS Group the CMS Shares pursuant to the CMS Option or otherwise.

               (d) Pledge. RRHL shall pledge Shares having an aggregate value, as of the date hereof, equal to twenty four million United States Dollar ($24,000,000), such pledge to be made pursuant to the Pledge Agreement. Notwithstanding the foregoing, until such time as the CMS Shares are transferred to a member of the CMS Group pursuant to the CMS Option or otherwise, RRHL shall ensure that 1,686,984 Shares are not pledged by RRHL pursuant to the Pledge Agreement. The Company shall be permitted to foreclose upon such pledge in accordance with the terms and conditions of the Pledge Agreement and any such foreclosure or sale of Shares by the Company shall not constitute a violation or breach of this Article II.

               (e) Unsolicited Tender Offer. The Kersaf Group may sell or exchange any of its Shares pursuant to an Unsolicited Tender Offer.

          SECTION 4.3 Permitted Transfers by Caledonia.

               (a) Caledonia Tag Shares. Subject to Section 5.3.1(a)(ii), the Caledonia Group may, at its option, as part of the Minimum Year One Sale, elect to sell up to two million (2,000,000) of its Shares (the number of Shares to be sold by the Caledonia Group, the "Caledonia Tag Shares").

               (b) Transfers Pursuant to Article V. Subject to the conditions and limitations contained in Article V, the Caledonia Group may transfer any of its Shares pursuant to any registration effected thereunder.

               (c) Broker Sales by Caledonia. Subject to the requirements of applicable law, the Caledonia Group may sell its Shares pursuant to one (1) or more Broker Sales; provided, however, that prior to commencing any Broker Sale, Caledonia shall, and shall cause each participating member of the Caledonia Group to, enter into a brokerage agreement with such Company's Broker (such agreement to be on commercially reasonable terms) pursuant to which the Company's Broker shall serve as the Caledonia Group's agent.

               (d) Unsolicited Tender Offer. The Caledonia Group may sell or exchange any of its Shares pursuant to an Unsolicited Tender Offer.

          SECTION 4.4 Permitted Transfers by WLG.

               (a) First 500,000 Shares. Following June 30, 2003 (if the WLG Full Transfer Date has not yet occurred), the WLG Group may sell up to five hundred thousand (500,000) of its Shares (the "Unencumbered WLG Shares") in the same manner as contemplated by clauses (A) and (B) of Section 4.4(b).

               (b) Unrestricted WLG Sales. Immediately upon and following the earlier (such date, the "WLG Full Transfer Date") of (i) June 30, 2004 and
(ii) the date on which the Caledonia Group shall have disposed of an aggregate of two million five hundred thousand (2,500,000) of its Shares, the WLG Group may sell all or any part of its Shares pursuant to (A) any registration of Shares effected under Article V, but subject to the conditions and limitations set forth therein, or (B) subject to the


                                       16
requirements of applicable law, pursuant to one or more Broker Sales; provided, however, that prior to commencing any Broker Sale, WLG shall, and shall cause each participating member of the WLG Group to, enter into a brokerage agreement with such Company's Broker (such agreement to be on commercially reasonable terms) pursuant to which the Company's Broker shall serve as the WLG Group's agent.

               (c) Stock Option Shares. The WLG Group may at any time and from time to time transfer Shares purchased pursuant to the Company's stock option plans.

               (d) Unsolicited Tender Offer. The WLG Group may sell or exchange any of its Shares pursuant to an Unsolicited Tender Offer.

          SECTION 4.5 Permitted Transfers by CMS.

               (a) CMS Tag Shares. Subject to Section 5.3.1(a)(ii), if the CMS Shares are transferred to a member of the CMS Group pursuant to the CMS Option or otherwise, the CMS Group may, at its option, as part of the Minimum Year One Sale, elect to sell up to six hundred thousand (600,000) of its Shares (the number of Shares to be sold by the CMS Group, the "CMS Tag Shares").

               (b) Transfers Pursuant to Article V. Subject to the conditions and limitations contained in Article V, the CMS Group may transfer any of its Shares pursuant to any registration effected thereunder.

               (c) Broker Sales by CMS. Subject to the requirements of applicable law, the CMS Group may sell its Shares pursuant to one (1) or more Broker Sales; provided, however, that prior to commencing any Broker Sale, CMS shall, and shall cause each participating member of the CMS Group to, enter into a brokerage agreement with such Company's Broker (such agreement to be on commercially reasonable terms) pursuant to which the Company's Broker shall serve as the CMS Group's agent.

               (d) Unsolicited Tender Offer. The CMS Group may sell or exchange any of its Shares pursuant to an Unsolicited Tender Offer.

          SECTION 4.6 Bulk Transfers by WLG and Caledonia. Each of the WLG Group, subject to compliance by the WLG Group with Section 4.4, or the Caledonia Group (each, as the case may be, the "Selling Shareholder" and the other, the "Offeree") may, upon receipt of a bona fide offer (a "Third Party Offer") from a third party "person" or a "group" (as such terms are used for purposes of Section 13(d) of the Securities Exchange Act) (a "Third Party Purchaser") to purchase an aggregate number of Shares in excess of two million and five hundred thousand (2,500,000) (the "Threshold Number") (for purposes of this Section 4.6, transfers to a Third Party Purchaser within a twelve month period shall be aggregated and this Section 4.6 shall apply (x) in the event of an offer to purchase a number of Shares greater than or equal to the Threshold Number, to all such Shares and (y) in the event of an offer for less than the Threshold Number, which when aggregated with all prior transfers to such Third Party Purchaser


                                      17
during the preceding twelve (12) month period equals or exceeds the Threshold Number, to any Shares proposed to be transferred in excess of the Threshold Number (such Shares, the "Bulk Shares")), sell the Bulk Shares to such Third Party Purchaser; provided, however, that prior to any such sale (other than to the Underwriter in connection with an Underwritten Public Offering) the Selling Shareholder shall have provided the Offeree with a right of first refusal in accordance with the following procedures:

          (a) Offering Notice. The Selling Shareholder shall offer the Bulk Shares first to the Offeree, by sending written notice (an "Offering Notice") to the Offeree, which shall state (a) the number of Bulk Shares proposed to be transferred (the "Offered Shares"); (b) the proposed purchase price per Offered Share (the "Offer Price"); and (c) the terms and conditions of such sale, each as contained in the Third Party Offer. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first refusal provided for herein shall have been waived or shall have expired.

          (b) Offeree Option; Exercise. For a period of thirty (30) business days after the giving of the Offering Notice (the "Offeree Option Period"), the Offeree shall have the right (the "Offeree Option") but not the obligation to purchase all but not less than all of the Offered Shares at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Offering Notice. The right of the Offeree to purchase the Offered Shares under this Section 4.6 shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Offeree Option Period, to the Selling Shareholder. The failure of the Offeree to respond within the Offeree Option Period shall be deemed to be a waiver of the Offeree Option, provided that the Offeree may waive its rights under this Section 4.6 prior to the expiration of the Offeree Option Period by giving written notice to the Selling Shareholder.

          (c) Closing. The closing of the purchase of Offered Shares subscribed for by the Offeree under this Section 4.6 shall be held at the executive office of the Company at 11:00 a.m., local time, on the sixtieth
(60th) day after the giving of the Offering Notice or at such other time and place as the parties to the transaction may agree. At such closing, the Selling Shareholder shall deliver certificates representing the Offered Shares, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Offered Shares shall be free and clear of any liens or other encumbrances and the Selling Shareholder shall so represent and warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Offered Shares. The Offeree shall deliver at the closing payment in full in immediately available funds for the Offered Shares purchased. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

          (d) Sale to a Third Party Purchaser. Unless the Offeree elects to purchase all, but not less than all, of the Offered Shares, the Selling Shareholder may sell all, but not less than all, of the Offered Shares to a Third Party Purchaser on the terms and conditions contained in the Third Party Offer as set forth in the Offering Notice and, subject to Section 5.1(c), such Third Party Purchaser shall be entitled to the rights of the Selling Shareholder as a Holder pursuant to Article V; provided, however, that such sale


                                      18
is entered into within sixty (60) days after the earlier to occur of (i) the waiver by the Offeree of its option to purchase the Offered Securities and
(ii) the expiration of the Offeree Option Period (the "Contract Date"); provided, further, that such sale shall not be consummated unless and until
(x) such Third Party Purchaser shall represent in writing to the Company and the Offeree that it is aware of the rights of first refusal of the Offeree contained in this Agreement and of the other terms and conditions hereof and
(y) prior to the purchase by such Third Party Purchaser of any of such Offered Shares, such Third Party Purchaser shall become a party to this Agreement and shall agree to be bound by all the terms and conditions hereof applicable to the Selling Shareholder; provided, however, that the rights of any party hereto as of the date hereof to nominate a director to the Board is non-transferable. If such sale is not consummated within thirty (30) days after the Contract Date for any reason, then the restrictions provided for herein shall again become effective.

               (e) Affiliate Transferees. For the avoidance of doubt, the provisions of this Section 4.6 shall not apply to any transfers to Affiliated Transferees.

          SECTION 4.7 Conditions to Transfer. WLG, Kersaf, Caledonia and, if applicable, CMS shall, and, if applicable, shall cause each of their Controlled Affiliates to, (a) in connection with any transfer pursuant to Sections 4.2, 4.3, 4.4, 4.5 and 4.6 that is not pursuant to a Broker Sale, an Underwritten Public Offering, Unsolicited Tender Offer or in connection with the Distribution or a transfer to an Affiliated Transferee, not make any transfer to any Person who (together with such Person's Affiliates), after giving effect to such transfer, would Beneficially Own more than fifteen percent (15%) of the outstanding Equity Securities and (b) in connection with an Underwritten Public Offering or a Broker Sale, direct the Underwriter or the Company's Broker(s), as the case may be, to take reasonable steps to ensure a wide distribution of the brokered or underwritten Shares in accordance with customary practices, and that after giving effect to any such transfer no purchaser (together with its Affiliates) would Beneficially Own fifteen percent (15%) or more of the outstanding Shares of the Company as of such time.

          SECTION 4.8 Permitted Transfers Generally. The restrictions contained in this Article IV shall not apply to any transfer effected in connection with the consummation of an Acquisition Proposal or Business Combination which is supported by the Board of Directors (including the majority of the Company's Independent Directors).

          SECTION 4.9 Distribution. Each of the parties to the Supplemental Agreement attached as Exhibit A hereto shall, and shall cause each of its respective Affiliates, to perform the obligations set forth therein and to consummate the Distribution and the other transactions contemplated thereby as soon as possible.

                                   ARTICLE V

                               REGISTRATION RIGHTS

          SECTION 5.1 General; Securities Subject to this Agreement.

               (a) Grant of Rights. The Company hereby grants registration rights to each Holder (as defined below) upon the terms and subject to the conditions set forth in this Agreement.

               (b) Registrable Securities. For the purposes of this Agreement, "Registrable Securities" means any Shares owned by either the WLG Group, the Kersaf Group, the Caledonia Group or the CMS Group as of the date hereof or acquired prior to the Standstill Expiration Date by any such Group in accordance with the terms hereof (including pursuant to the Distribution, the exercise of the Offeree Option and the transfer of the CMS Shares to a member of the CMS Group pursuant to the exercise of the CMS Option or otherwise); provided, however, that Shares shall cease to be Registrable Securities for purposes of this Agreement when a registration statement covering such Registrable Securities has been declared effective under the Securities Act by the Commission and all such Registrable Securities have been disposed of pursuant to such effective registration statement.

               (c) Holders of Registrable Securities. A Person shall be a holder of Registrable Securities (each, a "Holder") whenever such Person is a member of a Group (or a Person that has acquired Registrable Securities, directly or indirectly, from a member of a Group in accordance with the terms hereof (such Person, a "Permitted Transferee")), that (i) owns of record Registrable Securities and (ii) agrees in writing to be bound by the terms of this Article V applicable to the Group in which such Person is a member or of which such Person is a transferee. For purposes of this Agreement, a Holder shall be entitled to assign its rights hereunder to a Permitted Transferee and such Permitted Transferee shall acquire such rights only if such Permitted Transferee shall have acquired one million (1,000,000) or more Registrable Securities pursuant to one (1) or more transfers made in accordance with the terms and conditions set forth in this Agreement (including, without limitation, pursuant to Section 4.6(d)) and, for the avoidance of doubt, shall include any Person who shall have acquired one million (1,000,000) or more Registrable Securities following the Standstill Expiration Date pursuant to any privately negotiated purchase; provided, however, that the rights transferred to any Permitted Transferee shall not include rights pursuant to
Section 5.3.2(b)(second).

               (d) If the Company receives conflicting instructions, notices or elections from two (2) or more Persons with respect to the same Registrable Securities, the Company may act upon the basis of the instructions, notice or election received from the registered owner of such Registrable Securities. With respect to each Group, the Company shall be entitled to rely upon any instruction received from the authorized representative (each, an "Authorized Representative") of each such Group appointed pursuant to Section 6.4. In furtherance of the foregoing, each of WLG, Kersaf, Caledonia


                                       20
and CMS hereby represents and warrants to the Company (severally and not jointly) that the Authorized Representative, as appointed from time to time, has and shall have the power and authority to make, execute, acknowledge and deliver such notices, requests, instructions, certificates, stock powers and other writing, and in general, to do any and all things and to take any and all actions that such Authorized Representative, in its sole and absolute discretion, may consider necessary, proper or convenient in connection with or to carry out the activities described in this Article V as the agent and attorney-if-fact of any Holder.

          SECTION 5.2 Demand Registration Rights.

          Section 5.2.1 Demand Registrations.

               (a) Each Holder shall have the following rights to make written requests (specifying the intended method of disposition) (such Holder, the "Initiating Holder") for registration under the Securities Act (each, a "Demand Registration") of all or part of the Shares which constitute such Initiating Holder's Registrable Securities:

               (i) with respect to Shares that as of the date hereof are owned by any member of the Kersaf Group:

               (A) no more than one (1) Demand Registration covering any Shares transferable pursuant to Section 4.2(a); and

               (B) following the Minimum Year One Sale, one (1) or more Demand Registrations, each covering no less than one million (1,000,000) Shares;

               (ii) with respect to Shares that as of the date hereof are owned, or thereafter acquired in accordance with the terms of this Agreement, by any member of the Caledonia Group, following March 31, 2002, one (1) or more Demand Registrations, each covering no less than one million (1,000,000) Shares; and

               (iii) with respect to Shares that as of the date hereof are owned, or thereafter acquired in accordance with the terms of this Agreement, by any member of the WLG Group:

               (A) following June 30, 2003 (if the WLG Full Transfer Date has not yet occurred), no more than one (1) Demand Registration, covering no less than five hundred thousand (500,000) Shares; and

               (B) following the WLG Full Transfer Date, one (1) or more Demand Registrations, each covering no less than one million (1,000,000) Shares; and

               (iv) with respect to Shares that as of the date hereof are owned, or thereafter acquired in accordance with the terms of this Agreement, by any


                                       21
member of the CMS Group, following March 31, 2002, one (1) or more Demand Registrations, each covering no less than one million (1,000,000) Shares.

               (b) If at the time of any request to register Registrable Securities pursuant to this Section 5.2.1, the Company is engaged in a registered public offering, intends to file a registration statement solely with respect to the sale of Shares by the Company within forty five (45) days of such time or is engaged in any activity other than the filing of a registration statement which, in the reasonable good faith determination of the Board of Directors, after consultation with outside counsel, would be required to be disclosed under applicable law as a result of such request and would be materially and adversely affected by the requested registration (each, a "Company Event"), then the Company may at its option, within five (5) business days of such request, direct that such request be delayed, (A) in the case the Company is engaged in a registered offering or intends to file such a registration statement, for a reasonable period of time not in excess of the lesser of (x) three (3) months from the date of such request or (y) forty five
(45) days from the effective date of such offering (provided, however, that where such delay is requested by the Company as a result of its intention to file a registration statement within forty five (45) days of such time, the Company may exercise its rights hereunder only to the extent that such registration statement is actually filed by the Company within such forty five
(45) day period) and (B) in the case of any other activity, for a reasonable period of time not in excess of forty five (45) days from the date of such direction by the Company, provided, however, that notwithstanding the foregoing such forty five (45) day period may be extended to the extent that the failure to file such registration statement is the result of the Company not having available financial statements or other information required to be included in such registration statement and the Company has used commercially reasonable efforts to obtain such financial statements or other information as soon as practicable. In the event any Initiating Holder(s) have made a written request to the Company for a Demand Registration and the conditions described in the immediately preceding sentence shall not exist as of the time of such request, such Demand Registration may not be delayed except as a result of the Company becoming involved in any activity other than the filing of a registration statement which, in the reasonable good faith determination of the Board of Directors, after consultation with outside counsel, would be required to be disclosed under applicable law as a result of such Demand Registration and would be materially and adversely affected by the requested registration (and such circumstances shall be deemed to constitute a Company Event for all purposes of this Agreement); provided, however, that such delay shall be made for a reasonable period of time not in excess of forty five (45) days from the date of such direction by the Company, provided, however, that notwithstanding the foregoing such forty five (45) day period may be extended to the extent that the failure to file such registration statement is the result of the Company not having available the financial statements or other information required to be included in such registration statement and the Company has used commercially reasonable efforts to obtain such financial statements or other information as soon as practicable. In addition, the Company shall not be required to file any registration within six (6) months after the effective date of any other registration statement of the Company (the "Prior Registration Delay"). Notwithstanding the foregoing, the Company shall, upon reasonable prior


                                      22
written notice by any Holder, use its commercially reasonable efforts to be prepared to file a registration upon the expiration of such six (6) months.

               (c) The obligations of the Company to take the actions contemplated by this Section 5.2.1 hereof with respect to an offering of Shares shall be subject to the following conditions and limitations:

               (i) Each participating Holder shall, and shall cause each participating member of such Holder's Group to, conform to all applicable requirements of the Securities Act and the Securities Exchange Act with respect to the offering and sale of securities and advise each Underwriter, broker or dealer through which any of the Registrable Securities are offered that the Registrable Securities are part of a distribution that is subject to the prospectus delivery requirements of the Securities Act.

               (ii) Except if the Initiating Holder(s) pay any incremental costs incurred by the Company, the fulfillment of the Company's obligations in connection with such registration shall not require the Company to prepare audited financial statements not required to be prepared for the Company to comply with its obligations under the Securities Exchange Act as of any date not coincident with the last day of any fiscal year of the Company.

               (iii) As to the sale of any Additional Shares, Caledonia Tag Shares or CMS Tag Shares and subject to Section 4.2(a)(i), the Underwriter shall not be of the opinion that the sale of such Shares proposed to be registered would have a material adverse effect on the market for the Shares and, if applicable, any other securities issued by the Company.

          Section 5.2.2 Effective Demand Registration. The Company shall use reasonable commercial efforts to cause any Demand Registration to become effective not later than ninety (90) days after it receives a request under
Section 5.2.1 hereof and to remain effective for the lesser of (i) the period during which all Registrable Securities registered in the Demand Registration are sold and (ii) one hundred and twenty (120) days; provided, however, that if the Initiating Holder(s) requests the Company to withdraw such registration, other than as the result of a breach by the Company, the Initiating Holder(s) shall promptly pay all of the costs and expenses incurred by the Company in connection with such registration.

          Section 5.2.3 Underwriting Procedures.

               (a) Selection of Underwriters. The offering of Registrable Securities pursuant to a Demand Registration may be in the form of a firm commitment underwritten offering and the managing underwriter selected for such offering shall be an internationally recognized underwriter jointly selected by, and engaged on terms and conditions mutually satisfactory to, the Company and the Initiating Holder, each acting in good faith (having due regard to the experience and relationship with the Company and the Initiating Holder(s) of the managing underwriter) (the "Underwriter"). Each of the


                                      23
parties agrees and acknowledges that any of Bear Stearns, Deutsche Bank and Merrill Lynch shall, subject to the execution of customary underwriting agreements on commercially reasonable terms therewith, be deemed to satisfy the requirements of the immediately preceding sentence to serve as a managing Underwriter or a member of an underwriting syndicate.

               (b) Distribution by Underwriters. The managing Underwriter selected for any offering shall enter into an agreement (containing customary indemnification provisions and representations and warranties) with the Company and the Holders whereby the Holders shall direct the underwriters to take reasonable steps to ensure a wide distribution of the underwritten shares in accordance with customary practices and that after giving effect to any such sale, no purchaser (together with its Affiliates) would Beneficially Own fifteen percent (15%) or more of the outstanding Shares of the Company as of such time.

          SECTION 5.3 Incidental or "Piggy-Back" Registration Rights.

          SECTION 5.3.1 Demand and Company Registrations.

               (a) Demand Registrations.

               (i) Within ten (10) days after receipt of a request for a Demand Registration pursuant to Section 5.2.1, the Company shall give written notice (the "Notice") of such request to all other Holders. Each of the Holders other than the Initiating Holder(s) shall, subject to the other provisions of this Section 5.3, upon receipt of written request therefor within ten (10) days after the Notice is given (the "Election Period"), have the right to include in such Demand Registration the number of Registrable Securities registrable by such Holder pursuant to Section 5.2.1 as of the time such Notice is made (the "Demand Piggyback Shares").

               (ii) Registration of the Demand Piggyback Shares requested to be registered by any Holder shall be subject to the following conditions: (A) in the case of a request by Caledonia and/or CMS in respect of a registration relating to the Minimum Year One Sale, the Underwriter being of the opinion that the sale by the Caledonia Group and the CMS Group of up to two million (2,000,000) Caledonia/CMS Tag Shares shall not have a material adverse effect on the Kersaf Group's ability to complete the Minimum Year One Sale in satisfaction of the terms hereof, (B) in respect of a registration relating to the Minimum Year One Sale and any other Underwritten Public Offering, (x) compliance with the "cutback" provisions contained in Section 5.3.2, (y) acceptance by such Holder of the timing and terms and conditions of the subject Underwritten Public Offering (as evidenced by each such Holder and, if applicable, any participating member of such Holder's Group, becoming a party to the applicable underwriting agreement) and (z) the Underwriter being of the opinion that the sale of Shares by such Holder and, if applicable, any participating member of such Holder's Group, would not have a material and adverse effect on the market for the Shares and, if applicable, any other securities issued by the Company. In the event that the Underwriter shall be of the opinion that the sale of the Caledonia/CMS Tag Shares shall have a


                                      24
material adverse effect on Kersaf's ability to complete the Minimum Year One Sale, the number of Caledonia/CMS Tag Shares shall be reduced to the extent recommended by such Underwriter.

               (iii) In the event that the Initiating Holder(s) requests the Company to withdraw a Demand Registration, Holders who shall have elected to register Demand Piggyback Shares as of the date of such withdrawal shall have the right, upon one (1) business day's prior written notice to the Company, to pursue such registration; provided, however, that the requirements of Section
5.2.1 shall otherwise be satisfied.

               (iv) Subject to the foregoing and Section 5.3.2, (A) the Company shall include in such registration all Registrable Securities that the Company has received written requests for inclusion therein within the Election Period and (B) thereafter, in the case of Demand Registration, the Company may elect to include in such registration additional Shares issued by the Company. All requests made pursuant to this Section 5.3.1 shall specify the aggregate number of Registrable Securities to be registered.

               (b) Company Registrations. If, at any time from time to time, the Company shall determine to register any of its Shares for sale in an Underwritten Public Offering for its own account (other than a registration relating to (i) a registration of an employee compensation plan or arrangement adopted in the ordinary course of business on Form S-8 (or any successor form) or any dividend reinvestment plan or (ii) a registration of securities on Form F-4 (or any successor form) including, without limitation, in connection with a proposed issuance in exchange for securities or assets of, or in connection with a merger or consolidation with another Person), the Company will promptly give to the Holders written notice thereof, and include in such registration (subject to Section 5.3.2) all the Registrable Securities specified in a written request made by any one or more of the Holders within ten (10) days after such Holder's receipt of such written notice from the Company ("Incidental Registration"). The right of such Holder to have Registrable Securities included in a registration pursuant to this Section 5.3.1 shall be conditioned upon such Holder and, if applicable, any participating member of such Holder's Group accepting the timing and terms and conditions of the subject Underwritten Public Offering (as evidenced by each such Holder and, if applicable, any participating member of such Holder's Group, becoming a party to the applicable underwriting agreement).

          Section 5.3.2 Cutback.

               (a) Minimum Year One Sale. The sale of Additional Shares by the Kersaf Group as part of the Minimum Year One Sale shall be subject to (i) the Underwriter being of the opinion that the sale of such Additional Shares would not have a material adverse effect on the market for the Shares and, if applicable, any other securities issued by the Company, and (ii) at the direction of the Company, reduction by the number of Caledonia/CMS Tag Shares elected to be sold pursuant to and subject to the terms and conditions set forth in Sections 4.3(a) and 4.5(a), as the case may be, and available at the time of such sale; provided, however, that the Company shall not effect


                                      25
such a reduction of the Additional Shares if the Underwriter shall deliver to the Company its opinion that the sale of the Caledonia/CMS Tag Shares shall not have a material adverse effect on the market for the Company's Shares and, if applicable, any other securities issued by the Company (i.e., in such case, the Company shall register up to six million (6,000,000) Shares).

                    (b) Other Registrations. If the lead managing Underwriter of an offering covered by Section 5.3.1 (other than in connection with the Minimum Year One Sale) shall advise the Company on or before the date five (5) days prior to the date then scheduled for such offering that, in its view, the amount of Shares requested to be included in such registration exceeds the amount which can be sold in such offering without having a material and adverse effect on the market for the Shares and, if applicable, any other securities issued by the Company, then the Company will include in such registration: first, if the Company shall have initiated the registration, any Shares proposed to be registered by the Company; second, (i) until the Caledonia Group shall have sold two million (2,000,000) Caledonia Tag Shares (including Caledonia Tag Shares sold pursuant to the Minimum Year One Sale) in the aggregate (the "Caledonia Sale Trigger"), Registrable Securities requested to be registered by the Caledonia Group, and (ii) until the CMS Group shall have sold one million (1,000,000) CMS Tag Shares (including CMS Tag Shares sold pursuant to the Minimum Year One Sale) in the aggregate (the "CMS Sale Trigger"), Registrable Securities requested to be registered by the CMS Group, such Caledonia Tag Shares and CMS Tag Shares to be allocated, if necessary, pro rata among such Holders on the basis of the number of Shares proposed to be registered at the time, and third, (i) prior to the Caledonia Sale Trigger and the CMS Sale Trigger, each if applicable, Registrable Securities requested to be registered by any other Holders, allocated, if necessary, pro rata among such Holders on the basis of the number of the Shares proposed to be registered at the time and
(ii) following the Caledonia Sale Trigger and CMS Sale Trigger, Registrable Securities requested to be registered by all Holders, allocated, if necessary, pro rata among the Holders on the basis of the number of Shares proposed to be registered at the time. Notwithstanding anything to the contrary contained in this Agreement, the rights granted to the Caledonia Group and the CMS Group pursuant to the clause "second" in the immediately preceding sentence shall terminate no later than the Standstill Expiration Date.

          Section 5.3.3 Right of Termination. The Company shall have the right to terminate or withdraw any registration initiated by it under Section 5.3.1(b) prior to the effectiveness of such registration whether or not the Holders have elected to include Registrable Securities in such registration. In the event that the Company provides the Holders who shall have elected to participate in such Company registration, notice of its intention to withdraw or terminate such registration, the Holders who shall have elected to register Shares pursuant to the Incidental Registration, shall have the right, upon one
(1) business day's prior written notice to the Company, to pursue such registration as a Demand Registration; provided, however, that the requirements of Section 5.2.1 shall otherwise be satisfied.


                                      26

          SECTION 5.4 Provisions Applicable to Demand and Piggy-Back Registrations.

          Section 5.4.1 Expenses. The Company shall pay all Registration Expenses (as defined in Section 5.6 hereof) incurred in connection with any registration pursuant to Section 5.2 or 5.3, unless such registration fails to become effective as a result of the fault of one or more Holders or any member of such Holder's Group, in which case the Company will not be required to pay the Registration Expenses incurred with respect to the offering of such Holder's or Holders' Registrable Securities, in which case such Registration Expenses shall be paid by the Holder or the member of such Holder's Group at fault.

          Section 5.4.2 Holdback Agreements.

               (a) Each Holder agrees not to effect any sale or distribution of any Registrable Securities, including a sale pursuant to Rule 144 under the Securities Act, during the twenty (20) days prior to and ninety (90) day period beginning on the effective date of any Demand Registration or Incidental Registration (except as part of such registration), if and to the extent requested by the Company or any Holder participating in the offering, in the case of a non-Underwritten Public Offering, or if and to the extent requested by the Underwriter, in the case of an Underwritten Public Offering; provided, however, that notwithstanding the foregoing, the Kersaf Group shall be entitled to sell (x) beginning on the twentieth (20th) day following the effective date of any such registration statement and ending on the sixtieth
(60th) day following the effective date of any such registration statement (the "Sixtieth Day"), not more than an aggregate of one hundred and fifty thousand (150,000) Shares; (provided, however, that the aggregate amount of Shares sold during any trading day should not exceed ten thousand (10,000) and
(y) beginning on the Sixtieth Day and ending on the ninetieth day (90) day following the effective date of any such registration statement (the "Ninetieth Day") not more than an additional one hundred and fifty thousand (150,000) Shares (provided, however, that the aggregate amount of Shares sold during any trading day subsequent to the Sixtieth Day and prior to the Ninetieth Day shall not exceed fifteen thousand (15,000).

               (b) Restrictions on Public Sale by the Company. The Company agrees not to file any registration statement with respect to any of its Equity Securities (except pursuant to registrations on Form F-4 or S-8 or any successor thereto), during the period beginning on the effective date of any registration statement in which the Holders of Registrable Securities are participating and ending on the earlier of (i) ninety (90) days after the effective date of such registration statement and (ii) the number of days agreed upon by the managing Underwriter of such registered offering which included such Registrable Securities and the Company.

          SECTION 5.5 Registration Procedures.

          In connection with any registration statement filed pursuant to this Agreement, the Company will, as expeditiously as possible:


                                      27

               (a) in connection with a request pursuant to this Agreement, prepare and file with the Commission, after receipt of a request to file a registration statement with respect to Registrable Securities, a registration statement on any form for which the Company then qualifies (or which counsel for the Company shall deem appropriate) and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof, shall comply in all material respects with the Securities Act and/or the Securities Exchange Act, as the case may be and, if the offering is an Underwritten Public Offering, shall be reasonably satisfactory to the managing Underwriter or Underwriters, and use its commercially reasonable efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall (i) furnish to the counsel selected by the Initiating Holder(s), if any, copies of all such documents proposed to be filed, and (ii) notify such counsel and each participating Holder of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

               (b) in connection with a registration pursuant to this Agreement, (i) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not more than one hundred twenty (120) days (or such shorter period that will terminate when all Registrable Securities covered by such registration statement have been disposed of) and (ii) cause each registration filed with the Commission, as amended or supplemented, to comply with the provisions of the Securities Act, the Securities Exchange Act and the rules and regulations thereunder applicable to it with respect to the disposition of all Shares covered by each registration statement during the applicable period specified herein in accordance with the intended method or methods of distribution;

               (c) furnish to each participating Holder, without charge, such number of copies of the registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as each seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder;

               (d) use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any participating Holder or Underwriter reasonably requests in writing and do any and all other acts and things that may be reasonably necessary or advisable to register or qualify for sale in such jurisdictions the Registrable Securities owned by such Holder; provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) provide any undertaking required by such other securities or "blue sky" laws or make any change in its charter documents that the Board of Directors of the Company (including a majority of the Company's Independent Directors) determines in good faith to be contrary to the best interest of the Company and its shareholders;

               (e) use commercially reasonable efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the participating Holder(s) or the Underwriters, if any, to consummate the disposition of such Registrable Securities;

               (f) notify each participating Holder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and prepare and file with the Commission as soon thereafter as practicable, after consultation with the Initiating Holder(s), a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (g) enter into customary agreements (including an underwriting agreement in customary form, if the offering is an Underwritten Public Offering) (which shall include customary (i) indemnification and contribution provisions and representations and warranties and (ii) conditions precedents including the provision of comfort letters and legal opinion to the underwriters) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

               (h) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission;

               (i) use commercially reasonable efforts to cause all Registrable Securities covered by the registration statement to be listed on each securities exchange or market, if any, on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied;

               (j) subject to the payment of the incremental costs by the Initiating Holder(s) in accordance with Section 5.2.1(c), make available to its security holders an earnings statement covering at least 12 months which shall satisfy the provisions of Sections 11(a) of the Securities Act and Rule 158 thereunder;

               (k) cooperate and assist in any filings required to be made with the New York Stock Exchange, including in order for the Registrable Securities to be admitted to listing on the New York Stock Exchange;


                                      29

               (l) subject to the delivery of confidentiality agreements satisfactory to the Company, make available for inspection by representatives of any Underwriters participating in any disposition pursuant to a registration statement (including any "qualified independent underwriter" that is required to be retained in accordance with the rules and regulations of the New York Stock Exchange) and any counsel or accountant retained thereby, all financial and other records, pertinent corporate documents and properties of the Company reasonably requested by any such Persons, and cause the respective officers, directors, employees, and any other agents of the Company to supply all information reasonably requested by any such Underwriter or counsel or accountant in connection with a registration statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Underwriters or their counsel or accountant upon prior reasonable prior written notice to the Company;

               (m) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement;

               (n) notify each participating Holder (i) when a registration statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of any request by the Commission or any state securities authority for post-effective amendments and supplements to a registration statement and prospectus or for additional information after the registration statement has become effective, (iii) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (iv) in the case of a registration, if, between the effective date of a registration statement and the closing of any sale of Registrable Securities, the representations and warranties of the Company contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects; and

               (o) in connection with an Underwritten Public Offering in excess of two million (2,000,000) Shares, use commercially reasonable efforts to commence a road show (and make commercially reasonable efforts to make Butch Kerzner or his successor available to participate in such road show) upon notice from the managing Underwriter that, in the opinion of such Underwriter, such selling efforts are advisable.

               The Company may require each participating Holder and each participating member of such Holder's Group as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities and other matters as may be required to be included in the registration statement.

               Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (f) of this Section 5.5, such Holder shall, and shall cause each participating member of such Holder's Group to, forthwith discontinue disposition of Registrable Securities pursuant to the registration


                                      30
statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph
(f) of this Section 5.5 and, if so directed by the Company, such Holder shall, and shall cause each participating member of such Holder's Group, to deliver to the Company all copies, other than permanent file copies then in such Holder's possession or copies delivered to prospective purchasers, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company shall give any such notice, notwithstanding anything to the contrary contained herein, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including the period referred to in paragraph (b) of this Section 5.5) by the number of days during the period from and including the date of the giving of such notice pursuant to paragraph (f) of this Section 5.5 to and including the date when each participating Holder covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by paragraph (f) of this
Section 5.5. To the extent the circumstances described in this paragraph are not the result of any action or inaction by any member of the Kersaf Group, the Minimum Year One Sale Date shall be extended by the number of days during which the discontinuance on the disposition of Registrable Securities shall be in effect.

          SECTION 5.6 Registration Expenses. The Company shall pay all expenses incident to its performance of or compliance with the registration of Registrable Securities to be sold in accordance with this Agreement; provided, however, that the Company shall not pay the costs and expenses of any Holder and each participating member of such Holder's Group relating to underwriters' commissions and discounts and fees payable to the Commission relating to Registrable Securities to be sold by such Holder and each participating member of such Holder's Group, brokerage fees, transfer taxes or the fees or expenses of any counsel, accountants or other representatives retained by such Holders and each participating member of such Holder's Group, individually or in the aggregate. All of the expenses described in this Section 5.6 that are to be paid by the Company are herein called the "Registration Expenses."

          SECTION 5.7 Indemnification; Contribution.

          Section 5.7.1 Indemnification by the Company. The Company agrees to indemnify to the fullest extent permitted by law, in the case of any registration statement filed pursuant to this Agreement, each participating Holder and each participating member of such Holder's Group covered by such registration statement, each other Person who participates as an underwriter in the offering or sale of such securities, and each Person, if any, who controls such participating Holder or any such underwriter within the meaning of the Securities Act (each an "Indemnified Party" and collectively, the "Indemnified Parties") against any and all losses, claims, damages or liabilities to which such Indemnified Party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of any material fact or any omission or alleged omission of a material fact to be stated in any registration statement under which such securities were registered under the Securities Act, prospectus or


                                       31
preliminary prospectus filed by the Company or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus in light of the circumstances under which they were made) not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company; provided, however, that the Company shall not be liable to the extent that any loss, claim, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Indemnified Party expressly for use in the Registration Statement; provided, further, that the Company shall not be liable to any participating Holder or to any participating member of such Holder's Group (or to any Person who acts as an underwriter in such sale or who controls such seller) to the extent that any loss, claim, or liability arises out of an untrue statement, alleged untrue statement, omission, or alleged omission made in any preliminary prospectus if either (a)(i) such participating Holder failed to send or deliver a copy of the prospectus with or prior to written confirmation of the sale by such participating Holder to the Person asserting the claim, (ii) the prospectus would have corrected such untrue statement, alleged untrue statement, omission or alleged omission and (iii) the Company has furnished such Holder a sufficient number of copies of same in accordance with Section 5.5(c); or
(b)(x) such untrue statement, alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the prospectus and (y) having been furnished by or on behalf of the Company with copies of the prospectus as so amended or supplemented, such participating Holder fails to deliver such prospectus as so amended or supplemented, with or prior to the written confirmation of the sale by such participating Holder the Person asserting the claim.

          Section 5.7.2 Indemnification by Holders. In connection with any registration statement in which a Holder or any member of such Holder's Group is participating, each such Holder shall furnish to the Company in writing such information with respect to such Holder and any member of such Holder's Group as is required to be included in such registration statement pursuant to the rules and regulation under the Securities Act and each such Holder agrees to indemnify, to the fullest extent permitted by law, the Company, its officers, directors and agents and each Person, if any, who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, and liabilities resulting from any untrue or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any registration statement, prospectus or preliminary prospectus filed by the Company or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue or alleged untrue statement or omission or alleged omission was made in reliance upon and conforms with written information concerning such Holder furnished by such Holder to the Company expressly for use in any such prospectus or preliminary prospectus; provided, however, that the liability of such Holder shall not exceed the net proceeds received by such Holder and the participating members of such Holder's Group from the


                                       32
                                                                       Page 77
sale of its Registrable Securities. Each Holder also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company (but only to the extent that any untrue statement or omission or alleged omission was made in reliance upon and conforms with written information concerning such Holder furnished by such Holder to such underwriter expressly for use in such prospectus or preliminary prospectus); provided, however, that the indemnification of such Holder shall be limited to the net proceeds received by such Holder and the participating members of such Holder's Group from the sale of its Registrable Securities.

          Section 5.7.3 Contribution. If the indemnification provided for in this Section 5.7 is unavailable to any Indemnified Party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, to the extent such indemnification is unavailable, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party (and, if the indemnifying party is a Holder, aggregated with the relative fault of the participating members of such Holder's Group) and Indemnified Parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses. The relative fault of such indemnifying party or, if applicable, any participating of such Holder's Group and Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or, if applicable, any participating of such Holder's Group or Indemnified Parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.7.3 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person.

          SECTION 5.8 Reporting Company Covenant. The Company covenants and agrees that it shall use commercially reasonable efforts to satisfy the listing requirements of the New York Stock Exchange and shall remain subject to the reporting obligations of the Securities Exchange Act until consummation of the Minimum Year One Sale; provided, however, that the foregoing covenant shall terminate upon the consummation of any Business Combination.


                                      33

                                  ARTICLE VI

                                 MISCELLANEOUS

          SECTION 6.1 No Liability. No party to this Agreement shall have any liability for any action or inaction taken or omitted to be taken by any other party or a member of such other party's Group.

          SECTION 6.2 Legend. Each of the parties agrees to the imprinting, so long as required by law, of a legend on certificates representing all of its Shares, to the following effect:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

          THE SALE, ASSIGNMENT, HYPOTHECATION, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION (EACH A "TRANSFER") AND VOTING OF ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED BY THE TERMS OF THE REGISTRATION RIGHTS AND GOVERNANCE AGREEMENT, DATED JULY 3, 2001 (THE "GOVERNANCE AGREEMENT"), AMONG THE CORPORATION AND THE STOCKHOLDERS NAMED THEREIN, A COPY OF WHICH MAY BE INSPECTED AT THE CORPORATION'S PRINCIPAL OFFICE. THE CORPORATION WILL NOT REGISTER THE TRANSFER OF SUCH SECURITIES ON THE BOOKS OF THE CORPORATION UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF THE GOVERNANCE AGREEMENT.

          SECTION 6.3 Adjustments. References to numbers of Shares and to sums of money contained herein shall be adjusted to account for any reclassification, exchange, combination, substitution, combination, stock split or reverse stock split of the Shares, including in connection with any merger or otherwise.

          SECTION 6.4 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be given (and shall be deemed to have been given upon receipt) if delivered in person or sent by facsimile, telegram, telex, by registered or certified mail (postage prepaid, return receipt requested) or by an internationally recognized overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.4):

                  if to the Company, to:

                           Sun International Hotels Limited
                           P.O. Box N-4777
                           Nassau, The Bahamas
                           Attention:  Charles D. Adamo, Esq.
                           Facsimile:  (242) 363-4581

                           with a copy to:

                           Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                           New York, NY  10019-6064
                           United States of America
                           Attention:  Kenneth M. Schneider, Esq.
                           Facsimile:  (212) 757-3990

                  if to WLG, to:

                           WORLD LEISURE GROUP LIMITED
                           c/o Trident Trust Company Limited
                           PO Box 146, Road Town
                           Tortola, British Virgin Islands
                           Attention:  The Company Secretary
                           Facsimile: 0101 809 494 3754

                           and its Authorized Representative:

                           Norton Rose
                           Kempson House
                           Camomile Street
                           London EC3A 7AN
                           England
                           Attention:  Christopher Pearson, Esq.
                           Facsimile:  011 4420 7283 6500

                  with a copy to:

                           Boies, Schiller & Flexner LLP
                           80 Business Park Drive
                           Suite 110
                           Armonk, NY  10504
                           United States of America
                           Attention:  Christopher Boies, Esq.
                           Facsimile:  (914) 273-1534
                  if to Kersaf, to:

                           KERSAF INVESTMENTS LIMITED
                           3 Sandown Valley Crescent
                           Sandown, Sandton
                           Republic of South Africa
                           Attention:  The Company Secretary
                           Facsimile: 010 27 11 783 7446

                           and its Authorized Representative:

                           KERSAF INVESTMENTS LIMITED
                           3 Sandown Valley Crescent
                           Sandown, Sandton
                           Republic of South Africa
                           Attention:  Derek Aubrey Hawton
                           Facsimile: 010 27 11 783 7446

                           with a copy to:

                           c/o Badgemore House
                           Gravel Hill
                           Henley-on-Thames RG9 4NR
                           England
                           Attention:  The Company Secretary
                           Facsimile:  014 91 576526

                  if to Caledonia, to:

                           CALEDONIA INVESTMENTS PLC
                           Cayzer House
                           1 Thomas More Street
                           London E1 9AR
                           England
                           Attention:  The Company Secretary
                           Facsimile:  020 7488 0896

                           and its Authorized Representative:

                           Mangalitsa Limited
                           Sandringham House
                           83 Shirley Street
                           P.O. Box N3247
                           Nassau, The Bahamas
                           Attention:  Surinder Deal
                           Facsimile:  242 328 6919


                                       36
                  with a copy to:

                           Freshfields Bruckhaus Deringer
                           65 Fleet Street
                           London  EC4Y 1HS
                           England
                           Attention:  Jonathan Rees
                           Facsimile:  0207 832 7001

                  if to CMS, to:

                           CEMENT MERCHANTS SA
                           P.O. Box 777
                           Steinort 175
                           FL-9497 Triesenberg
                           Principality of Liechtenstein
                           Attention:  The Company Secretary
                           Facsimile:  (432) 262-7989

                           and its Authorized Representative:
                           CEMENT MERCHANTS SA
                           P.O. Box 777
                           Steinort 175
                           FL-9497 Triesenberg
                           Principality of Liechtenstein
                           Attention:  Dr. Hans Eggenberger
                           Facsimile:  (432) 262-7989

                  with a copy to:

                           CMS Hasche Sigle Eschenlohr Peltzer Schafer
                           Stadthausbrucke 1-3
                           20355 Hamburg
                           Germany
                           Attention:  Dr. Michael Strobel
                           Facsimile:  011 49 40 3 76 30 300

          SECTION 6.5 Amendments; No Waivers.

               (a) Subject to Section 2.9, no provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed by each of the Company, WLG, Kersaf, Caledonia and CMS, and, in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver shall be effective against the Company without the prior approval of a majority of the Company's Independent Directors.


                                       37

               (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          SECTION 6.6 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as expressly provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

          SECTION 6.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed entirely within such State and, to the extent applicable, the federal securities laws of the United States.

          SECTION 6.8 JURISDICTION.

               (a) ANY ACTION OR PROCEEDING AGAINST EITHER OF THE PARTIES HERETO RELATING IN ANY WAY TO THIS AGREEMENT MAY BE BROUGHT OR ENFORCED IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE, LOCATED IN NEW YORK, NEW YORK, AND EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS, AND SHALL CAUSE EACH OF ITS AFFILITAES TO IRREVOCABLEY CONSENT, TO THE JURISDICTION OF EACH SUCH COURT IN RESPECT OF ANY SUCH ACTION OR PROCEEDING. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS, AND SHALL CAUSE EACH OF ITS AFFILIATES TO IRREVOCABLY CONSENT, TO THE SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED FOR NOTICES HEREUNDER. THE FOREGOING SHALL NOT LIMIT THE RIGHT OF ANY OF THE PARTIES HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING ANY ACTION OR PROCEEDING, OR TO OBTAIN EXECUTION OF ANY JUDGMENT, IN ANY OTHER JURISDICTION.

               (b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILIATES TO IRREVOCABLY WAIVE, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT IN ANY COURT LOCATED IN NEW YORK, NEW YORK, AND HEREBY FURTHER IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILITAES TO IRREVOCABLY WAIVE, ANY CLAIM THAT A COURT LOCATED IN NEW YORK, NEW YORK, IS NOT A CONVENIENT FORUM FOR ANY SUCH ACTION OR PROCEEDING.

          SECTION 6.9 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

          SECTION 6.10 Specific Performance. The parties hereto (and any Person who agrees to be bound hereby pursuant to the terms hereof) acknowledge and agree, and shall cause each of its Affiliates to agree, that their respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agree that, in the event of a breach or threatened breach by any party (or any of such Persons) of the provisions of this Agreement, in addition to any remedies at law, they shall, respectively, without posting any bond, be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

          SECTION 6.11 No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to or shall confer upon anyone other than the parties hereto (and their permitted successors and assigns) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          SECTION 6.12 Termination. The provisions of this Agreement shall terminate as follows:

               (a) Article II shall terminate as of the Standstill Expiration Date;

               (b) Article III shall continue in accordance with its terms;

               (c) Article V shall continue with respect to any Registrable Securities registrable as of the Standstill Expiration Date;

               (d) the remaining provisions of this Agreement (other than Article VI) shall terminate upon the earlier of (i) the Standstill Expiration Date or (ii) as to any of the WLG Group, the Kersaf Group, the Caledonia Group or the CMS Group, upon the date such Group shall no longer Beneficially Own any Shares; and

               (e) Article VI shall continue with respect to any provision until such provision is terminated or is no longer applicable pursuant to this
Section 6.12.

          SECTION 6.13 Severability. If any provision of this Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid, the remainder of this Agreement and the application of such provision to the other parties hereto or sets of circumstances shall not be affected, unless the provisions held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

                            [Signature pages follow]

                                      39

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            SUN INTERNATIONAL HOTELS LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            SUN INTERNATIONAL INVESTMENTS
                                              LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            WORLD LEISURE GROUP LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            KERSAF INVESTMENTS LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            CALEDONIA INVESTMENTS PLC


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                       40

                                            MANGALITSA LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            CEMENT MERCHANTS SA


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            ROSEGROVE LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            ROYALE RESORTS HOLDINGS LIMITED


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                                            SUN INTERNATIONAL INC.


                                             By:
                                                  ------------------------------
                                                  Name:
                                                  Title:

                                      41

                                                                EXECUTION COPY

                                                                       Annex A
                                                                       -------


Beneficial Ownership of the Company
-----------------------------------

WLG               4,637,379 (excludes stock option Shares)

Kersaf            5,733,309

Mangalitsa        5,808,293

CMS               1,686,984


Beneficial Ownership of Kersaf
------------------------------

SIHL              None

WLG               50,500

                                                                EXECUTION COPY

                                                                       Annex B
                                                                       -------


                                 Proxy Schedule
                                 --------------

                      Existing SIHL Shareholders of Record

SIIL                                                   13,487,380

Rosegrove                                               2,625,000

Sun International Inc.                                  1,100,000

Royale Resort Holdings Limited                            510,000

Proxies to be Granted

SIIL                               WLG                  6,143,501.6

                                   Mangalitsa           6,143,501.6

                                   CMS                  1,200,376.8


Rosegrove                          Mangalitsa           1,793,531

                                   WLG                    481,031

                                   CMS                    350,437


Sun International Inc.             Mangalitsa             550,000

                                   WLG                    550,000


Royale Resorts Holdings Limited    CMS                    136,170

                                   WLG                    186,915

                                   Mangalitsa             186,915